1-A

D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Filed at
Washington D. C.

[redacted]

14007888

FORM 1-A

Received SEC
SEP - 3 2014
Washington, DC 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed: ____________________

Date Filed: ____________________________

File No: 24-10172

RX HEALTHCARE SYSTEMS, LTD.
(exact name of issuer as specified in it's charter)

COLORADO
(state or other jurisdiction of incorporation or organization)

109 E s7th Street, Suite 4375 Cheyenne WY 82001
(307) 663-9874
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

Anthony F Wiezorek, 5305 E. Second St., Ste. 204, Long Beach, CA, 90803
(562) 433-0386
(Name, Address, including zip code and telephone number, including the code)
(of agent for service)

8090	**20-5864912**
(Primary Standard industrial Classification Code Number)	(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

Leticia I. Tucker, Director, Secretary/Treasurer

Business	Residential
71623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

(c) There are no general partners

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

EPIC Corporation., a Colorado corporation (OTC) "EPOR" a Colorado Corporation

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

EPOR Corporation, a Colorado corporation

(f) The promoters of the issuer are:

Ronald S. Tucker

(g) Affiliates of the Issuer.

Ronald S. and Leticia I. Tucker

(h) Counsel to the Issuer with respect to the proposed offering:

Anthony F. Wiezorek
5305 E. Second St., Ste. 204
Long Beach CA 90803

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) There are no disqualifications pursuant to Rule 262 - Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

ITEM 4. The Offering will be made initially in Colorado by our officers and directors.

ITEM 5. Unregistered Securities Issued and Sold Within One Year

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**: None

(2) **Title and Amount of Securities Issued:**

None

(3) **Aggregate offering price and basis of Computation:**

None

(4) The names and identities of the persons to whom the securities were issued are:

None

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) None.

ITEM 6. Other Present or Proposed Offerings

None

ITEM 7. Marketing Arrangements

None

ITEM 8. Relationship with Issuer of Experts Name in Offering Statements.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable

RX Healthcare Systems, Ltd.

CROSS REFERENCE SHEET

	Item in Form 1-A	**Location in Prospectus**
1.	Cover Page of Offering Circular	Cover Page of Offering Circular
2.	Distribution Spread	Front Cover Page
3.	Summary Information and Risk Factors and Dilution	Summary; Risk Factors; Dilution
4.	Plan of Distribution	Plan of Distribution
5.	Use of Proceeds	Use of Proceeds
6.	Determination of Offering Price	Risk Factors; Offering Price
7.	Description of Business	Business
8.	Description of property	Business - Facilities
9.	Directors, Executive Officers and Significant Employees	Management
10.	Remuneration of Directors and Officers	Management - Compensation.
11.	Security Ownership of Certain Beneficial owners and Beneficial Ownership	Management
12.	Interest of Management and Others in Certain	Management - Transactions with Management
13.	Securities Being Offered	Description of Capital Stock

PART II

Preliminary Offering Circular dated ____________, 2014

RX HEALTHCARE SYSTEMS, LTD.

$ 500,000

20,000 INVESTMENT UNITS
100 Units Minimum Purchase

RX Healthcare Systems, Ltd.. a Colorado corporation, is a development stage company whose purpose is to design, develop, manufacture, distribute and sale healthcare products. Its temporary principal address is 109 E 17th Street, Suite 4375, Cheyenne, WY, 82001, phone number (307) 663-9874, and its accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660.

Our officers and directors are offering 20,000 Investment Units at $25 per Unit (minimum purchase of 100 Units). Each Unit consists of 100 shares of Common Stock, 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants and 100 Series D Warrants. Each warrant of each series of warrants is to purchase 2 share of common stock. The exercise price for the Series A through D Warrants, is $0.10, $0.20, $0.30, and $0.40 per share, respectively; and their expiration dates are respectively 24, 36, 48, and 60 months after the effective date of this offering. The offering will end on or before December 31, 2014.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED THEREUNDER ARE EXEMPT FROM REGISTRATION.

	Units	Price to Public[1]	Commissions[2]	Company Proceeds[3]
Per Unit	1	$25	$ 2.50	$ 22.50
Maximum	20,000	$500,000	$50,000[4]	$ 450,000

1 The securities are offered for cash and/or non-cash consideration, and may be sold to officers, directors and/or affiliates of the company.

2 The offering is being made by our Officers & Directors for which they will receive no remuneration . A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

Approximate Offering Commencement Date:____________, 2014.

SUMMARY

The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

Company

We are a development stage company that designs, develops, manufactures, distributes and sells healthcare products.

Report To Investors

The Company will furnish annual reports to its shareholders which may include audited or un-audited annual financial statements. The Company will prepare un-audited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

The Offering

Terms	This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by our officers, directors for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. Units may be sold to officers, directors and/or affiliates of the company.
Time Period	The Units are being offered until sold or December 31, 2014, the first to occur.
Price	Twenty-five dollars ($25.00) per Unit for a total of 20,000 Units for an aggregate of $500,000, represented by cash or non-cash consideration, solely determined in value by Management in its best business judgment.
Non-cash Consideration	The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. It includes the cancellation of indebtedness for debts validly incurred for money loaned, advanced, or incurred on behalf of the Company. The board of directors, besides cancellation of indebtedness, will consider other non-cash consideration from independent third parties. At the current time no non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the members of the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value as determined by an accepted standard and be reasonable at the time made.
Units	Each Unit consists of 100 shares of Common Stock together with 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants, and 100 Series D Warrants. Each warrant in each series can be exercised into two shares of common stock. The exercise price for the Warrants is $.10, $.20, $.30 and $.40 per share, respectively (cash or non-cash consideration). The expiration dates are 24, 36, 48 and 60 months, respectively from effective date (the "Expiration Dates"), unless the Expiration Dates are extended by the Company. See OFFERING AND DISTRIBUTION
Common Stock – Before Offering	35,500,000 .
Common Stock – After Offering	37,500,000 shares, excluding the exercise of the Series A through Series D Warrants.
Estimated Value of Offering	$500,000 upon the sale of 100% of the Units (before the exercise of the Series A through Series D Warrants. With the exercise of the Series A through D warrants the total value would be $2,500,000.

Use of Proceeds	Extinguish indebtedness incurred, providing working capital and for the payment of operating expenses.
Dividends	We do not currently anticipate paying cash or stock dividends.
Risk Factors	Our securities involve a high degree of risk, substantial and immediate dilution.
Stock Pricing	The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).
Market for Common Stock	There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.
Certain Relationships	Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers, directors and shareholders of the Company are also officers, directors, and majority shareholders of EPIC Corporation, the parent of the Company.

RISK FACTORS

In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.

Limited Operating History

In order to commence operations, our business has limited operating history. We will be dependent upon the experience and expertise of its directors, officers and advisors to administer its day-to-day operations. We believe that our Board of Directors and advisors possess the expertise necessary to engage in its business segments. See MANAGEMENT AND MANAGEMENT OF BUSINESS.

Capital Requirement

In order to commence operations, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital from this offering. If sufficient capital is not raised, we will continue to develop healthcare or medical products to the extent our capital will allow.

Lack of Experience

The two officers and directors of the Company have experience in starting up and operating businesses, including development and construction, however, they have no experience in operating a business in the market segments which is planned for the Company.

Lack of Revenues

We are a development stage and have generated limited revenues since its incorporation and there is no assurance that we may generate significant revenues within the next 12 months. See "HISTORY AND BUSINESS – Managements Discussion of Business" and "HISTORY AND BUSINESS – Plan of Operation"

License Requirements

The company has acquired an exclusive license for North America to use ***AcuFAB®*** spacer fabric, a design patented fabric (Reg. No: 29438742) to be used to produce a variety of healthcare products that can be used in multiple market segments.

Government Regulation

The products the Company plans to sell are not subject to any government regulation

Non-Cash Consideration

We can sell all or part of the Units of this offering for non-cash consideration. See "SUMMARY – Non-cash Consideration" If Units are sold for non-cash consideration, it could have a negative effect on the operations of the company. Management believes it has limited non-cash consideration that can support the company's operations, including but not limited to services of independent contractors.

Capital Requirement

In the conduct of our business, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital from this offering of Units or the exercise of the Warrants. If sufficient capital is not raised, we will continue to develop the company to the extent our capital will allow.

Need for Additional Financing

The proceeds of this offering are more than sufficient to satisfy our capital requirements for the next 12 months and beyond. However there is no assurance that opportunities, or changes in our operations will not result in the expenditure of such resources in the near future. Thereafter, we expect that it will require additional capital. There can be no assurance that additional capital will be available on terms favorable to us, if at all. To the extent that additional capital is raised through the sale of the Warrants and additional equity, the issuance of such securities could result in dilution to our shareholders. See "USE OF PROCEEDS," "CAPITALIZATION" and "DELUTION"

Conflicts of Interest - General

We are at this time subject to possible conflicts of interest arising from its relationship and the relationship of its officers and directors with organizations which may be affiliates.

In order to resolve conflicts of interest on issues involving the Company and its affiliates, the issues between the Company's officers and directors, and/or affiliates, will be determined, after full disclosure, by a good faith vote of disinterested members of the Company's board of directors or shareholders; or that the issue was fair, just and reasonable as to the Company at the time it was authorized, approved or ratified by the Company's board of directors

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

Limitations on Transferability and No Market for Securities

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, or any of the Series of Warrants to be issued by the Company. As a result, purchasers of Units may not be able to liquidate their investments in the event of an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment. Stock purchased and issued to and owned by officers, directors and affiliates are control shares and will be restricted. State law may also restrict transferability.

Competition

We will compete with other larger companies with greater financial resources than the Company which are licensed by one or more states.

Arbitrary Determination of Offering Price

The initial public offering price of the Units have been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of prospective products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered our desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock, (ii) provide liquidity in the Common Stock subsequent to the Offering, (iii) and comply with the minimum per share requirement of NASD. See "PLAN OF DISTRIBUTION - Stock Pricing and Number of Units to be issued".

Dilution

Investors in this Offering will experience immediate and substantial dilution in that the net tangible book value per share, after the offering the value of the Common Stock after the offering will be substantially less than the offering price per share. SEE "DILUTION"

Lack of Cash Dividends

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends in the foreseeable future. We have however, in the past declared a 4 for 1 stock dividend. We may in the future enter into financing arrangements that limit or prohibit the declaration or payment of any dividends.

Control by existing stockholder

EPIC Corporation now and after the Offering, will own a controlling interest. Accordingly, It would be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. See "BENEFICIAL OWNERSHIP"

No Escrow for Funds

There will be no escrow of subscription funds received from the offering. The offering will close on or before December 31, 2014, or when all the Units have been sold. There is no minimum amount of Units required to be sold in our offering.

Direct Participation Offering

This Offering is being made on a "direct participation" basis by our officers and directors and it may use selected broker-dealers to sell the Units offered herein. See "PLAN OF DISTRIBUTION". Furthermore, we have reserved the right to close the offering prior to the sale of the 20,000 Units. There can be no assurance that all the Units will be sold. If the Offering is closed at less then all Units, there will be substantially less additional working capital available to us. The net cash proceeds from the sale of the Units if the maximum number of Units are sold and no commissions are paid will be approximately $425,000. However such amount may be reduced because of non-cash consideration given to purchase the Units. See "USE OF PROCEEDS"

Possible Effect of "Penny Stock" Rules on Liquidity

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the Nasdaq Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the Nasdaq Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

Directors Able to Issue Blank Check Preferred Stock

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. At the current time the Company and its board of directors have no plans or intentions of issuing any preferred stock.

Change in Market Conditions and Securities Regulation

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings.

Sales to Officers, Directors and Affiliates

We reserve the right to sell one or more Units to our officers, directors and affiliates.

INVESTMENT CONSIDERATIONS

This Prospectus contains certain Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933. When used herein, the words *"anticipate," "feel," "believe," "estimate," "expect," "Plan,"* and *"intend"* and similar expressions, reflect the current view of Management concerning future events and are subject to substantial risks and uncertainties.

HISTORY AND BUSINESS

We were incorporated in the State of Colorado on March 29, 2006 and are a majority owned subsidiary of EPIC Corporation (OTC: EPOR) ("EPIC") which is a record and beneficial owner of 30,500,000 shares of our common stock representing 86% of the issued and outstanding securities. The Company since its inception and to the present has been a development stage company. Its business activity has been in the development of healthcare products.

The executive offices are located at 109 E 17th Street,, Suite 4375, Cheyenne, WY, 82001, telephone (307) 663-9874. The accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660, telephone (949) 548-7005.

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company prepared and filed an Offering Statement under Regulation A or the Securities Act of 1933, as amended ("Act"), which became effective in August 2007. Pursuant to the Offering Circular we issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of a License Fee of $130,000; 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs in the amount of $50,000; and 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

Management's Discussion of Business and Plan of Operation

Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

Primary Objective

We are a development stage company that for approximately 3 years has been learning more about the *AcuFAB®* space fabric, the products that can be made from it and the market segments where the products can be sold. We have developed and are implementing a 12 month plan to develop distribution and sales of our healthcare products.

Market

During the last 3 years we have identified several market segments: medical (wound care, prevention of pressure sores), home healthcare (pressure overlay surfaces and shoe inserts) and consumer healthcare products (sleep surfaces, footware). These are substantial, existing market segments in which we are starting to make in roads with a unique product base. Our problem has been and continues to be our lack of experience in these fields with our type of products.

Research & Development, Environment

We will be continuing to engage is product development and market research in the next 12 months at minimal cost and expense. Our operations will have no effect on the environment which would require us to comply with any environmental laws.

Government Regulation

We are not and do not plan to conduct any business that would require government regulation.

Employees & Labor Relations

The Company has one full time and one part time employee and is not subject to any labor contracts.

Material Shortages

We do not anticipate that the yarn that is used to make our patented design fabric will be subject to material shortages.

Cyclicality

We do not anticipate that the commercial and consumer markets will be subject to major cyclical variations.

Competition

The business in which we plan to engage is highly competitive, and is compose of may companies which are well financed and have a performance history.

Facilities

We are currently sharing offices with an affiliate company at no cost.

USE OF PROCEEDS

Based on a public offering price of $25.00 per Unit for the 20,000 Units, we will receive $500,000 if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent (10%) commission on sales made by them).

The following table illustrates the allocation of proceeds from the offering if 50%, 100% and the maximum number of Units are sold:

	Assuming	
	Sales of 10,000 Units	Sales of 20,000 Units
Total Offering	$250,000	$500,000
Offering Expenses	50,000	50,000
Working Capital	200,000	450,000
Total	$250,000	$500,000

Funds to be used for working capital purposes may be utilized for deposits; payment of indebtedness, if any; services; salaries; business assets, equipment and furniture, and general and administrative expenses, including but not limited to marketing, and advertising. If less than 50% of the Units are sold the estimated offering expenses, including but not limited to legal and accounting are to be paid first with the proceeds received. When they are paid the balance of any funds will be used for working capital. If the cash proceeds of the offering are not sufficient to pay for the estimated expenses of the offering, then securities of the offering will be used to cancel that indebtedness. The intention of the directors is that any non-cash consideration should enhance the business plans of the Company, not impact the application of proceeds in achieving those plans. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, short-term securities in accordance with Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of June 30, 2014, and (ii) as adjusted to reflect the sale by the Company of a maximum 20,000 Units at an assumed initial public offering price of Ten Dollars ($25.00) per Unit and the application of the estimated net proceeds there from and further assumes that the Series A through Series D have been exercised. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

		June 30, 2014		
		Adjusted[1]		
	Actual	50% Units Sold	75% Units Sold	100% Units Sold
Debt	$1,210,000	$1,210,000	$1,210,000	$1,210,000
Shareholders' equity (deficit)				
Common Stock, $0.01 state value, 150,000,000 shares authorized, 35,500,000 shares outstanding before and after the offering with 50, 75 and 100% of the offering being sold	355,000	365,000	370,000	375,000
Series A Warrants @ $0.10	0	20,000	30,000	40,000
Series B Warrants @ $0.20	0	20,000	30,000	40,000
Series C Warrants @ $0.30	0	20,000	30,000	40,000
Series D Warrants @ $0.40	0	20,000	30,000	40,000
Additional Paid-In Capital	340,328	2,525,000	3,650,000	4,775,000
Retained earnings	(403,067)	(403,067)	(403,067)	(403,067)
Current Net Income (Loss)	(43,740)	(43,740)	(43,740)	(43,740)
Total Shareholders' Equity	248,531	2,523,193	3,693,193	4,863,193
Total Capitalization	$1,458,531	3,733,193	4,903,193	6,073,193

1 The total number of shares issued and outstanding before adjustment was 35,500,000 and after adjustment for Series A through Series D Warrants and options was 53,500,000.

DILUTION

The net tangible book value of the Company at June 30, 2014 was $248,531, or $0.007 per share of Common Stock, before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales by the Company of the 20,000 Units offered hereby at an assumed public offering price of $25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of all warrants would be $748,521 or $0.02 per share. This represents an immediate increase in net tangible book vale of $0.013 per share to existing stockholders and a decrease of $0.23 per share to the purchasers of the units. With the exercise of the Series A through D Warrants the net tangible book value would have been $4,863,193 or $0.091 per share. This represents an increase in net tangible book value of $0.084 per share to existing stockholders and an increase of $0.071 per share for purchasers of the units. The following table illustrates the per share dilution:

	Offering
Assumed initial public offering price per share	$0.25
Net tangible book value before offering	0.007
Increased book value per share attributable to new investor	0.013
Pro forma net tangible book value after offering	0.02
Net tangible book value dilution to new investors	0.23
Increased book value per share attributable to Warrants	0.084
Net Tangible book value per share after exercise of Warrants etc.	$0.091

The following table sets forth, on a pro forma basis as of June 30, 2014, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Series A through Series D Warrants to Common Stock), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $.25 per Unit which is allocated to the share of common stock within the Unit before deducting the underwriting discounts and commissions and estimated offering expenses).

	Shares Purchased		Total Consideration Paid		Average Price
	Number	Percent	Amount	Percent	per share
Existing Shareholders	35,500,000	95%	695,328	58.17%	$0.02
New Investors	2,000,000	5%	500,000	41.83%	$ 0.25
Total	37,500,000	100%	1,195,328	100%	

MANAGEMENT

The directors and executive officers of the Company are set forth below.

Name	Position
Ronald S. Tucker	Director, Chairman, Chief Executive Officer, President and Chief Financial Officer
Leticia I. Tucker	Director, Secretary/Treasurer

Ronald S. Tucker, 75, since 2000 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with EPIC Corporation (OTC:EPOR) formerly Tensleep Corporation (OTC:TENS) since 1997. Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL). Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 72, is a Director and is the Secretary/Treasurer of the Company and EPIC Corporation and, off and on, has been since their founding. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

Compensation

Our officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors may establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors.

Employment Agreements

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2015.

Limitation of Liability and Indemnification

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

BENEFICIAL OWNERSHIP

As of June 30, 2014, we had 35,500,000 shares of its Common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds or record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

Ownership

Name	Number of Shares	Percent of Outstanding
EPIC Corporaiton[1]	30,500,000	96.8%
Officers and Directors as a group	1,000,000	3.2%
Total Issued and Outstanding	31,500,000	100%

Directors & Officers

Name	Number of Shares	Percent of Outstanding
Ronald S Tucker[1]	1,000,000	2.8%
Leticia I Tucker[1]	1,000,000	2.8%
All Directors & Officers As a Group	1,000,000	2.8%

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 authorized shares of common stock, with no par value per share ("Common Stock") and 10,000,000 authorized shares of preferred stock.

Common Stock

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. See "Dividend Policy". Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish.

The board of directors has authorized 8,000,000 shares of a Series A 5% Convertible Preferred Stock, but at this time no shares have been issued and are not outstanding.

The Transfer Agent and Registrar for the Common Stock will be Corporate Stock Transfer , located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, provided all the Units are sold the Company will have outstanding 7,000,000 shares of its Common Stock, before the exercise of any warrants. All Common Stock offered hereby and the underlying 16,000,000 shares for the Series A through Series D Warrants will be freely transferable without further restriction or registration under federal securities law with the exception of any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All restricted shares of Common Stock held by existing shareholders may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144.

In general, the safe harbor provided under Rule 144, as currently in effect, depends on whether or not the issuer of the securities was for 90 days immediately before a sale of a restricted security, subject to the reporting requirements of section 13 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") ("Reporting Company"), and whether or not the person selling the securities is an affiliate of the issuer, or within the last 90 days was an affiliate, or sells the securities for the account of an affiliate, or sells for the account of a person who was an affiliate for 90 days immediately before the sale ("Affiliate").

If the issuer is a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account shall not be considered an underwriter of those securities within the meaning of section 2(a)(11) of the Act ("Statutory Underwriter") if there is adequate current public information available with respect to the issuer of the securities[1], and a minimum of six months has elapsed since the acquisition date and any resale of such securities by the acquirer or any subsequent holder of those securities[2]; however, Rule 144(c)(1) will not apply if the seller in not an Affiliate and a period of one year has elapsed since the acquisition from the issuer or an affiliate and the resale of the securities[3].

If the issuer is not a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account, he shall not be considered a Statutory Underwriter if a minimum of one year has elapsed since the date of the acquisition of the securities and the date of the resale of the securities[4].

Whether or not the issuer is a Reporting Company, and affiliate or any person who was an affiliate at any time during the 90 days immediately before the sale of restricted securities, or person who sells restricted or any other securities for the account of an affiliate or for the account of a person who was an an affiliate at any time during the 90 days immediately before the sale, shall be deemed not to be a Statutory Underwriter of those securities if[5]:

- there is adequate current public information available about the issuer[6];
- if the issuer is a Reporting Company, a minimum of six months must elapse between the purchase date and the resale date by the acquirer or the subsequent holder of the securities[7], or
- if the issuer is not a Reporting Company, a minimum of one year must elapse between the purchase date and the resale date[8];
- if the securities sold for the account of an Affiliate whether or not those securities are restricted, the amount of securities sold, together with all sales of securities of the same class for the preceding three months are not to exceed, in general, the greater of one percent of the shares outstanding, the average weekly reported volume of trading in such securities on all national securities exchanges during four calendar week before a notice of sale, order given to a broker or the date of execution with a market maker[9];

---

1 Rule 144(c)(1)
2 Rule 144(d)(1)(i)
3 Rule 144(b)(1)(i)
4 Rule 144(b)(1)(ii)
5 Rule 144(b)(2)
6 Rule 144(c)(1)
7 Rule 144(d)(1)(i)
8 Rule 144(d)(1)(ii)
9 Rule 144(e)(1)

- The securities are sold through a brokers' transaction or a transaction directly with a market maker[10],
- The seller does not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make an payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities[11];
- the brokers' transaction does no more than execute the order or orders to sell as agent for the person whose account the securities are sold, only receives customary broker's commission, and neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction[12]; and
- The seller must have a bona fide intention to sell the securities with in a reasonable time after filing Form 144 concurrently with either the placing with a broker or an order to execute a sale with a market maker of a sale if the securities to be sold during any three months exceeds 5,000 shares or has an aggregate sale price in excess of $50,000[13].

Prior to this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock are entitled to any registration rights. See "Plan of Distribution - Marketing Arrangements".

PLAN OF DISTRIBUTION

Offering of Units

The Offering will expire at 5:00 p.m. Denver, Colorado time, on December 31, 2014 (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part. **The purchase limitations described above are subject to increase or decrease at the sole discretion of the Company.** Factors the Company may consider in increasing or decreasing the purchase limitations include, among other things, (i) changes in market conditions, (ii) an over subscription of shares or (iii) the failure to sell a minimum number of shares. Subscribers will be notified by mail in the event of an increase in the purchase limitations. In the event of a decrease in the purchase limitations, subscribers will be notified, to the extent their orders are affected, at the time they receive final confirmation of their orders.

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. Non-cash consideration includes but is not limited to the cancellation of indebtedness for debts validly incurred for money loaned, advanced, or incurred on behalf of the Company. At the current time no non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value as determined by an accepted standard and be reasonable at the time made.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See " - Method of Payment for Subscriptions".

The Series A through D Warrants acquired in the Offering will be freely transferable, except as described in the section entitled "Shares Eligible For Future Sale". In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with this Offering and to certain reporting requirements upon purchase of such securities.

---

[10] Rule 144(f)(1)
[11] Rule 144(f)(2)
[12] Rule 144(g)
[13] Rule 144(h)

The Units are being offered on a direct participation basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities, except that all funds will initially be deposited in a clearing account. The funds will only be deposited to the Company's general account when the Company has accepted the subscription and directed the Transfer agent to issue and delivered the stock and warrant certificate or certificates to the purchaser. The Company may agree to issue to persons who introduced potential investors a "finders' fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933 (the "Act"). **The Company may sell Units to the officers, directors and affiliates of the Company.**

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Prior to the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

Marketing Arrangements

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: 1) in conducting informational meetings for subscribers and other potential purchasers, 2) in keeping records of all stock subscriptions, and 3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In addition to its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

Unit Pricing and Number of Units to be Issued

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the Units will be $25 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, and (ii) promote liquidity in the Common Stock subsequent to the Offering.

Payment for Subscriptions

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms prior to the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required to promptly forward the order form, certification and funds to the Company on or before noon, Denver, Colorado time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Denver, Colorado time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

Market for Common Stock

As of June 30, 2014, there were 35,500,000 outstanding shares of Common Stock.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular with respect to the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing audited or un-audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing un-audited financial information and such other interim reports as it may from time to time deem appropriate.

STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable. Investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules.

RX HEALTH CARE SYSTEMS, LTD.

FINANCIAL STATEMENTS

For Nine Months Ending

June 30, 2014 and 2013

(From inception March 29, 2006)

RX Healthcare Systems, Ltd.
BALANCE SHEETS
As Of
June 30, 2013 and 2014

ASSETS

	2014	2013
CURRENT ASSETS		
Cash	$ 40	$ 8,273
Inventory	2,020	-
Total Current Assets	2,060	8,273
OTHER ASSETS		
Investments	621,328	621,328
License	1,000,000	-
Total Other Assets	1,621,328	621,328
TOTAL ASSETS	$ 1,623,388	$ 629,601

LIABILITIES AND STOCKHOLDERS EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts Payable	$ 0	$ 0
Accrued Interest	163,357	110,250
Loans Payable	1,500	11,500
Total Current Liabilities	164,857	121,750
LONG TERM LIABILITIES		
Loans Payable – Convertible Notes (Note __)	1,210,000	200,000
TOTAL LIABILITIES	1,374,857	321,750
SHAREHOLDERS EQUITY		
Preferred Stock, no stated value 10,000,000 shares authorized, 4,900,000 shares issued and outstanding	-	-
Common Stock, $0.01 stated value, 150,000,000 shares Authorized, 12,797,368 and 5,297,368 shares issued outstanding as of June 30, 2014 and 2013	355,000	355,000
Additional Paid In Capital	340,328	340,328
Accumulated Deficit	(403,057)	(367,801)
Net Income (Loss)	(43,740)	(19,676)
TOTAL SHAREHOLDERS EQUITY	248,531	307,851
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,623,388	$ 629,601

See Accompanying Notes

RX Healthcare Systems, Ltd.

STATEMENTS OF OPERATIONS
For the 9 months Ending
June 30, 2014 and 2013

	2014	2013	From Inception
REVENUES			
Product Sales	$ 20,985	$ 8,295	$ 71,179
Other	-	-	1,250
Total Revenue	20,985	8,295	72,429
COST OF GOODS SOLD			
Cost of Products	8,439	4,011.50	36,250
Freight Out	-	-	-
Total Cost of Goods Sold	8,439	4,011.50	36,250
GROSS PROFIT	12,546	4,283.24	36,179
EXPENSES			
Advertising	10,527	3,282	38,179
Automobile	-	-	229
Consulting Services	-	-	69,000
Insurance	-	747	1,249
Miscellaneous	10	407	2,809
Organization	-	-	50,000
Outside Services	-	1,898	2,648
Professional Fees	-	-	2,525
Total Expenses	10,537	6,334	166,638
TOTAL OPERATING PROFIT (LOSS)	2,010	(2,051)	(130,459)
OTHER INCOME/(EXPENSES)			
Other Income	-	-	(130,000)
Interest Expense - Loan	(750)	(2,625)	
Interest Expense - Converitble Note	(45,000)	(15,000.00)	(185,989)
Total Other Income/Expenses	(45,750)	(17,625)	(315,989)
NET PROFIT/LOSS	$ (43,740)	$ (19,676)	$ (446,449)

See Accompanying Notes

RX HEALTHCARE SYSTEMS LTD.

STATEMENT OF STOCKHOLDERS EQUITY
From September 30, 2008 to
09/30/12

	Date	Number of Common Shares	Consideration	Common stock	Paid-in capital	Accumulated Profit (Deficit)	Total
Balance at October 1, 2006		$ -		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	Jan 16, 2007	1,000,000	Cash	10,000	-	-	10,000
Qualified Shares Reg A	Aug 5, 2007	520,000	Non-Cash	5,200	124,800	-	130,000
Qualified Shares Reg A	Aug 5, 2007	200,000	Non-Cash	2,000	48,000	-	50,000
Qualified Shares Reg A	Sep 20, 2007	280.000	Cash	2,800	67,200	-	70,000
Section 4(2) Private Placement	Sep 20, 2007	1,000,000	Non-Cash	10,000	14,000	-	24,000
Share redeemed by Corp	Sep 30, 2009	-1,000,000	Non-Cash	-10,000	(190,000)	-	-200,000
Section 4(2) Private Placement	Sep 30, 2009	5,100,000	Non-Cash	51,000	283,550	-	334,550
Section 4(2) Private Placement	Sep 30, 2009		Non-Cash	-	286778	-	286,778
No sale 4:1 Stock Dividend	Oct 1, 2010	28,400,000	Non-Cash	284,000	(284,000)	-	-
Loss from inception 9/30/2011		-		-	-	(342,894)	(342,894)
Balance at 9/30/2011		35,500,000		355,000	350,328	(342,894)	362,434
Adjustment for prior period					(10,000)		(10,000)
Loss period ending 9/30/2012		-		-	-	(24,906)	(24,906)
Balance at 9/30/2012		35,500,000		355,000	340,328	(367,800)	327,528
Loss period ending 9/30/2013		-		-	-	(35,256)	(35,256)
Balance at 9/30/2013		35,500,000		355,000	340,328	(403,056)	292,272
Loss period ending 6/30/2014		-		-	-	(43,740)	(43,740)
Balance at 6/30/2014		35,500,000		$355,000	$340,328	$ (446,796)	$248,532

See Accompanying Notes

RX Healthcare Systems, Ltd.
STATEMENTS OF CASH FLOWS
From June 30, 2014 and 2013

	2014	2013
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (43,740)	$ (16,394)
Adjustments to reconcile net loss to net cash provided (used) by operations:		
(Increase) decrease in assets:		
Inventory	(2,020)	-
Increase (decrease) in liabilities:		
Accrued Interest	45,750	17,625
Net cash provided (used) by operating activities	(10)	1,231
NET INCREASE (DECREASE) IN CASH	(10)	1,231
CASH, beginning of year	50	10,324
CASH, end of Period	$ 40	$ 11,555

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION (March 29, 2006) TO June 30, 2014

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, incorporated in March 2006, but commenced business in January 2007 as a developer, manufacturer and distributor of healthcare products and systems.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for the periods indicated. All adjustments are of a normal and recurring nature.

NOTE 1: History of Company

The Company was incorporated on March 29, 2006, and commenced operations on January 16, 2007. Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

NOTE 2: CAPITAL TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company, pursuant to a qualified Reg. A Offering, in August 2007 issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of the License Fee of $130,000 (See Note 4); 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs relating to the Reg. A Offering in the amount of $50,000; 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash.
The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company has established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan. There are currently no options issued and outstanding.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has reserved 1,000,000 shares of common stock for this plan. There are currently no options issued and outstanding.

NOTE 4: LICENSE AGREEMENTS

The Company in April 2007 entered into a license agreement with Tensleep Corporation, an affiliate of the Company, for the non-exclusive right to use its intellectual property for wireless radio receivers and transmitters, timers and control devices in the integration of remote controlled automatic spraying systems that will be used to spray disinfectants, insecticides, and deodorizers indoors and outdoors, and to, but not limited to, sanitize an area or provide for insect abatement. The License agreement provides for the Company to pay a License Fee of $130,000 which is not due until December 31, 2007. In August 2007 the License Fee was cancelled in exchange for the 520,000 investment units. The license fee was determined arbitrarily based on research and development costs of the intellectual property licensed and the cost for the commercialization of the automatic remote controlled sprayer. Then in September 2009 the company wrote off the $130,000 license fee.

NOTE 6: INVESTMENTS

The Company in September 2009 received investments in 438,010 shares of Tensleep Financial Corporation common stock valued at $334,550 from EPIC Corporation in exchange for 5,100,000 shares of the Company's common stock.

NOTE 7: Marketing Plan

The Company and EPIC Corporation since January 2011 have focused on the development of the fabric (the "EPIC Spacer Fabric") from which several products are and will be made. The specialty textile mill that reversed engineered the fabric has developed the process to produce this unique fabric on a proprietary basis. EPIC has engaged a contract short run sewer to do the sewing and provide storage for the fabric and the finished products, as well as act as the fulfillment center.

EPIC and the Company, since receiving the 100 sleep pads from Asia and the first production run, have been providing samples to many individuals and healthcare institutions which have reported some amazing results.

EPIC and the Company since December 2011, have developed a marketing plan to sell the sleep pad and other products to consumers through direct marketing in television and radio advertising, etc., including an internet store; and a program to reach healthcare facilities with the support surface to prevent pressure sores. However, the EPIC lacked the funds to pursue this type of marketing plan.

EPIC and the Company in October 2012, changed the marketing plan. The plan is to pursue manufacturers and distributors of pressure, air, gel and foam mattresses and overlay support surfaces which sell to healthcare institutions, and to pursue manufactures and distributors of consumer mattresses.

The Company in October 2013 entered into an exclusive license to market, sale, and distributed the AcuFAB products in North American..

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____
First Name M.I. Last Name Soc. Sec. Number

____
First Name M.I. Last Name Soc. Sec. Number

____ If held for a beneficiary, please indicate
Street Address state of residence of the beneficiary.

____
City State Zip Code

Make check payable to: **EPIC Medicor Corporation**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $.25 per Unit = $__________.

Mail Check and Subscription to: EPIC Medicor Corporation
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: ____________________________________

Name of Representative: ____________________________________

Address: ____________________________________

Telephone: (___) ___________________

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

This Copy for Subscriber

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____
First Name M.I. Last Name Soc. Sec. Number

____
First Name M.I. Last Name Soc. Sec. Number

____ If held for a beneficiary, please indicate state of residence of the beneficiary.
Street Address

____
City State Zip Code

Make check payable to: **EPIC Medicor Corporation**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $.25 per Unit = $__________.

Mail Check and Subscription to: EPIC Medicor Corporation
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: _______________________________________

Name of Representative: _______________________________________

Address: _______________________________________

Telephone: (____) ___________________

Company use only

Number of Shares to be issued _________ Shares rejected ____________

Authorized Signature ________________________________

This Copy for Company

Until ___________________________________, 2014 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver a Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS
PAGE

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.

RX HEALTHCARE SYSTEMS, LTD.

$500,000

20,000 Investment Units

100 Units Minimum Purchase

OFFERING CIRCULAR

__________, 2014

PART III

EXHIBITS

ITEM 1. **Index to Exhibits.**

(1)	Underwriting Agreement	Not Applicable
(2)	Charter and By-laws	
	(a) Articles of Incorporation	Page 39
	(b) Bylaws	Page 61
(3)	Instruments Defining the Rights of Security-Holders.	Not Applicable
(4)	Subscription Agreement	Page 29
(5)	Voting Trust Agreement	Not Applicable
(6)	Material Contracts	Not Applicable
	(a) Licenae Agreement	Page 79
	(b) Warrant Agreement for Series A Warrants	Page 86
	(c) Warrant Agreement for Series B Warrants	Page 97
	(d) Warrant Agreement for Series C Warrants	Page 108
	(e) Warrant Agreement for Series D Warrants	Page 119
	(f) Stock Option Plans *	Page
(7)	Material Foreign Patents	Not Applicable
(8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.	Not Applicable
(9)	Escrow Agreements	Not Applicable
(10)	Consent	
	(a) Experts	Not Applicable
	(b) Underwriters	Not Applicable
(11)	Opinion re Legality	Page 130
(12)	Sales Material	Not Applicable
(13)	"Test the Water" Material	Not Applicable
(14)	Appointment of Agent For Service of Process	Not Applicable
(15)	Additional Exhibits	Not Applicable

- Exhibits were included and filed with original qualification in 2007.
-

ITEM 2. **Description of Exhibits**

(2) Charter and By-Laws

(a) Articles of Incorporation filed October 23, 2006, in State of Colorado – Original,
Amendment to Articles filed January 15, 2007, to modify and add provisions to Articles
Amendment to Articles filed October 22 2008, changed name to RX Corporation
Amendment to Articles filed May 9, 2009, changed name to Bioenergy Corp.
Amendment to Articles filed June 16, 2009, change name back to RX Healthcare Systems, Ltd.
Amendment to Articles filed September 22, 2013, Established Series A 5% Convertible Preferred Stock

(b) Bylaws of RX Healthcare Systems, Ltd.

(4) Subscription Agreement to be used in the purchase of Investment Units of the Issuer.

(6) Material Contracts consist of the following:

(a) License Agreement dated September 22, 2013, giving rights to AcuFAB and it products in USA
(b) Warrant Agreement for Series A Warrants to be issued per Offering Circular
(c) Warrant Agreement for Series B Warrants to be issued per Offering Circular
(d) Warrant Agreement for Series C Warrants to be issued per Offering Circular
(e) Warrant Agreement for Series D Warrants to be issued per Offering Circular
(f) Stock Option Plans , Qualified and Non-Qualified approved by the Board of Directors of the Company.

(11) Opinion re Legality – Anthony F. Wiezorek, ESQ dated August 25 2014

UNDERTAKING

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may included but not be limited to RX Healthcare Systems, Ltd., filing for protection under the laws of bankruptcy.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of Newport Beach, State of California, on August 26, 2014.

RX Healthcare Systems, Ltd.

BY [signature]
Ronald S. Tucker, Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	**Title**	**Date**
[signature] Ronald S. Tucker	Director, President, Chief Executive Officer, Chief Financial Officer	August 26, 2014
[signature] Leticia I. Tucker	Dirctor, Secretary/Treasurer	August 26, 2014

E-Filed

Colorado Secretary of State
Date and Time: 03/29/2006 02:38 PM
Entity Id: 20061133326
Document number: 20061133326

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-102-102 of the Colorado Revised Statutes (C.R.S)

1. Entity name: RX Healthcare Systems Ltd

(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", inc.", "co." or "ltd"; If the corporation is a professional corporation, it must contain the term or abbreviation "professional corporation", "p.c.", or "pc" §7- 90-601, C.R.S.)

2. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:

☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

3. Principal office street address:

3631 E. 7th Ave. Pkwy
(Street name and number)

Denver *(City)* CO *(State)* 80206 *(Postal/Zip Code)*
(Province – if applicable) United States *(Country – if not US)*

4. Principal office mailing address: (if different from above):

(Street name and number or Post Office Box information)

(City) *(State)* *(Postal/Zip Code)*
(Province – if applicable) *(Country – if not US)*

5. Registered agent: (if an individual): Crawford *(Last)* Malcolm *(First)* D. *(Middle)* *(Suffix)*

OR (if a business organization):

6. The person appointed as registered agent in the document has consented to being so appointed.

7. Registered agent street address:

3631 E. 7th Ave.Pkwy
(Street name and number)

Denver *(City)* CO *(State)* 80206 *(Postal/Zip Code)*

8. Registered agent mailing address:
(LEAVE BLANK if same as above)

_______________ *(Street name and number or Post Office Box information)*

____

_______________ *(City)* ___ *(State)* _______________ *(Postal/Zip Code)*

_______________ *(Province – if applicable)* _______________ *(Country – if not US)*

9. If the corporation's period of duration is less than perpetual, state the date on which the period of duration expires: _______________ *(mm/dd/yyyy)*

10. *(OPTIONAL)* Delayed effective date: _______________ *(mm/dd/yyyy)*

11. Name(s) and address(es) of incorporator(s):

(if an individual) Crawford *(Last)* Malcolm *(First)* D. *(Middle)* ___ *(Suffix)*

OR (if a business organization) _______________

3631 E. 7th Ave. Pkwy *(Street name and number or Post Office Box information)*

____

Denver *(City)* CO *(State)* 80206 *(Postal/Zip Code)*

_______________ *(Province – if applicable)* United States *(Country – if not US)*

(if an individual) ___ *(Last)* ___ *(First)* ___ *(Middle)* ___ *(Suffix)*

OR (if a business organization) _______________

_______________ *(Street name and number or Post Office Box information)*

____

_______________ *(City)* ___ *(State)* _______________ *(Postal/Zip Code)*

_______________ *(Province – if applicable)* United States *(Country – if not US)*

(if an individual) ___ *(Last)* ___ *(First)* ___ *(Middle)* ___ *(Suffix)*

OR (if a business organization) _______________

_______________ *(Street name and number or Post Office Box information)*

____

_______________ *(City)* ___ *(State)* _______________ *(Postal/Zip Code)*

_______________ *(Province – if applicable)* United States *(Country – if not US)*

(If there are more than three incorporators, mark this box ☐ and include an attachment stating the true names and mailing addresses of all additional incorporators.)

12. The corporation is authorized to issue 100 *(number)* shares of common stock.

(Additional classes of capital stock may be authorized and additional information regarding the corporation's stock may be stated, mark this box ☐ and include an attachment stating pertinent information.)

13. Additional information may be included pursuant to §7-102-102, C.R.S. and other organic statutes such as title 12, C.R.S. If applicable, mark this box ☐ and include an attachment stating the additional information.

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

14. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Crawford	Malcolm	D.	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

3631 E. 7th Ave Pkwy
(Street name and number or Post Office Box information)

Denver	CO	80206
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

NOTICE:

This "image" is merely a display of information that was filed electronically. It is not an image that was created by optically scanning a paper document.

No such paper document was filed. Consequently, no copy of a paper document is available regarding this document.

Questions? Contact the Business Division. For contact information, please visit the Secretary of State's web site.

E-Filed

Colorado Secretary of State
Date and Time: 01/16/2007 03:09 PM
Id Number: 20061133326

Document number: 20071022435

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets
are subject to change.
To file electronically, access instructions
for this form/cover sheet and other
information or print copies of filed
documents, visit www.sos.state.co.us
and select Business Center.
Paper documents must be typewritten or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20061133326

1. Entity name: RX Healthcare Systems Ltd
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name:
(if applicable) ______________________

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______________________
(mm/dd/yyyy)

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ______________________
(mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Tuckerf	Ronald	S.	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

79860 Tangelo
(Street name and number or Post Office information)

La Quinta	CA	92253
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ *and include an attachment stating the name and address of such individuals.)*

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

NOTICE:

This "image" is merely a display of information that was filed electronically. It is not an image that was created by optically scanning a paper document.

No such paper document was filed. Consequently, no copy of a paper document is available regarding this document.

Questions? Contact the Business Division. For contact information, please visit the Secretary of State's web site.

Click the following links to view attachments

Attachment 1
Provisions for Amended Articles

ATTACHMENT TO AMENDED ARTICLES OF INCORPORATION

FOR

RX HEALTHCARE SYSTEMS, LTD.

Paragraph 12 and 13 of the original Articles of Incorporation filed on March 29, 2006, is amended as follows:

12. Capital Stock

The aggregate number of shares of all classes of capital stock that this corporation shall have authority to issue is One Hundred Fifty Million (150,000,000) shares of common stock, no par value, (the "Common Stock") and Ten Million (10,000,000) shares of preferred stock, no par value (the "Preferred Stock").

Section (a) Common Stock - Voting

When, with respect to any action to be taken by the holders of Common Stock, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares of Common Stock. Notwithstanding such provision, approval shall result from the vote or concurrence of a majority of such shares.

Section (b) Cummulative

The shareholders shall be entitled to cumulative voting in the election of directors.

Section (c) Preferred Shares

The number of series, relative rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares are to be determined by the board of directors.

13. Additional Provisions

A. PREEMPTIVE RIGHTS

No holder of any class of capital stock of this corporation shall have a preemptive right to acquire unissued or treasury shares of any class of capital stock of this corporation, or securities convertible into such shares or carrying a right to subscribe or to acquire shares of any class of capital stock of this corporation.

B. SHARE TRANSFER RESTRICTIONS

The corporation shall have the right to impose restrictions upon the transfer of any of its authorized shares or any interest therein. The board of directors is hereby authorized on behalf of this corporation to exercise this corporation's right to impose such restrictions.

C. BOARD OF DIRECTORS

The number of directors shall be fixed in accordance with the bylaws.

D. INDEMNIFICATION

To the extent permitted by law, the corporation shall indemnify, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person as a result of actions reasonably taken by him at the direction of the corporation. The corporation further hereby indemnifies its directors, officers, agents, fiduciaries and employees against any claim, liability, or expense arising against or incurred by them in all other circumstances and to maintain insurance for such persons to the full extend permitted by law. Such indemnification shall inure to the benefit of the estates, heirs, devisees and personal representatives of such persons. For the purpose of these Amended Articles of Incorporation, the term "official capacity" when used with respect to any director, officer, agent, fiduciary or employee shall include service with the corporation or a parent, subsidiary or affiliate corporation or other entity.

Colorado Secretary of State
Date and Time: 10/22/2008 09:23 PM
ID Number: 20061133326

Document number: 20081559293
Amount Paid: $25.00

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20061133326

1. Entity name: RX Healthcare Systems Ltd
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable) RX Corporation

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ____________ *(mm/dd/yyyy)*

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ____________ *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Tucker	Ronald	S.	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

79860 Tangelo
(Street name and number or Post Office information)

La Quinta	CA	92253
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

E-Filed

Colorado Secretary of State
Date and Time: 05/09/2009 01:36 PM
ID Number: 20061133326

Document number: 20091260136
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20061133326

1. Entity name: RX Corporation
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable) Bioenergy Corp.

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ____________ *(mm/dd/yyyy)*

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ____________ *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Tucker	Ronald	S	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

79860 Tangelo
(Street name and number or Post Office information)

La Quinta	CA	92253
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

E-Filed

Colorado Secretary of State
Date and Time: 06/16/2009 10:35 AM
ID Number: 20061133326

Document number: 20091328249
Amount Paid: $25.00

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20061133326

1. Entity name: Bioenergy Corp.
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable) RX Healthcare Systems Ltd

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ____________ *(mm/dd/yyyy)*

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ____________ *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Tucker	Ronald	S	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

79860 Tangelo
(Street name and number or Post Office information)

La Quinta	CA	92253
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

E-Filed

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

Colorado Secretary of State
Date and Time: 09/22/2013 07:54 AM
ID Number: 20061133326

Document number: 20131539847
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20061133326

1. Entity name: RX Healthcare Systems Ltd
   (If changing the name of the corporation, indicate name before the name change)

2. New Entity name:
   (if applicable) ______________________

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:

   ☐ "bank" or "trust" or any derivative thereof
   ☐ "credit union" ☐ "savings and loan"
   ☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______________________ *(mm/dd/yyyy)*

   or

   If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ______________________ *(mm/dd/yyyy)*

Notice:
Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Tucker	Ronald	S	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

1623 Tradewinds Lane
(Street name and number or Post Office information)

Newport Beach	CA	92660
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:
This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

CERTIFICATE OF DESIGNATIONS, PREFERENCES, RELATIVE RIGHTS, QUALIFICATIONS AND RESTRICTIONS OF THE SERIES A 5% CONVERTIBLE PREFERRED STOCK OF RX HEALTHCARE SYSTEMS, LTD.

Pursuant to C.R.S. 7-106-102 of the
Colorado Corporations Act

RX Healthcare Systems, Ltd., a corporation organized and existing pursuant to and according to the provisions of the Colorado Corporations Act, certifies as follows:

The undersigned, Ronald S. Tucker and Leticia I. Tucker, hereby certify that:

1. They are the duly elected and acting President and Secretary, respectively, of RX Healthcare Systems, Ltd., a Colorado corporation ("Corporation");

2. WHEREAS, the Certificate of Incorporation of the Corporation, as amended, authorizes the issuance of 10,000,000 shares of Preferred Stock, no par value per share ("Preferred Shares"), and, additionally, authorizes the issuance of shares of Preferred Stock from time to time in one or more series as may from time to time be determined by the Board of Directors, each of those series to be distinctly designated, and on such terms and for such consideration as shall be determined by the Board of Directors of the Corporation, and, additionally, grants to the Board of Directors of the Corporation the authority to determine by resolution or resolutions adopted prior to the issuance of any shares of a particular series of Preferred Stock, the voting powers, if any, and the designations, privileges, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof; and

3. WHEREAS, the Board of Directors of the Corporation, pursuant to action taken at a special meeting of that Board of Directors held on September 22, 2013 has duly adopted the following resolutions authorizing the creation of and issuance of a series of that Preferred Stock to be known as Series A 5% Convertible Preferred Stock; NOW, THEREFORE, IT IS:

RESOLVED, the Board of Directors of the Corporation hereby determines and fixes the number, designations, preferences, privileges, rights and limitations of the Series A 5% Convertible Preferred Stock ("Preferred Stock") on the terms and with the provisions herein specified:

1. DESIGNATION. A series of Preferred Stock of the Corporation is hereby designated "Series A 5% Convertible Preferred Stock" ("Series A 5%Convertible Preferred Stock"), consisting initially of 6,000,000 shares. The Series A 5% Convertible Preferred Stock shall have a stated value of $1 per share.

2. PRIORITY. Shares of the Series A 5% Convertible Preferred Stock shall rank prior to the Corporation's Common Stock, no par value per share ("Common Stock") with respect to the payment of dividends and upon liquidation. The issuance of any other series or classes of Preferred Shares shall be subordinated to and shall rank junior to the Series A 5% Convertible Preferred Stock.

3. DIVIDENDS.

(a) Dividend rates on the shares of Series A 5% Convertible Preferred Stock shall be at an annual rate of five percent (5%) for each quarterly dividend period ("Quarterly Dividend Period"), which Quarterly Dividend Periods shall commence on October 1, January 1, April 1 and July 1 in each year and shall end on and include the day immediately preceding the first day of the next Quarterly Dividend Period. If Dividends are declared they may be paid in cash or common stock of the Corporation in the discretion of the Corporation. The failure to pay a dividend shall be cumulated (but not compounded) and accrue quarterly from the date of original issue of the Series A 5% Convertible Preferred Stock and shall be payable, if, when, and as declared by the Board of Directors of the Corporation. Dividends are to be declared on December 31 in respect of the Quarterly Dividend Period beginning the preceding October 1), on March 31 in respect of the Quarterly Dividend Period beginning the preceding January 1, on June 30 in respect of the Quarterly Dividend Period beginning the preceding April 1, and on September 30 in respect of the Quarterly Dividend Period beginning the preceding July 1, of each year ("Declaration Date"). Each dividend shall be paid to the holders of record of the Series A 5% Convertible Preferred Stock as they shall appear on the stock register of the Corporation on such record date, not exceeding sixty (60) days nor less than ten (10) days preceding the payment date thereof, as shall be fixed by the Board of Directors of the Corporation or a duly authorized committee thereof.

(b) No dividends shall be payable on any shares of any class of the Corporation's capital stock ranking junior and subordinate to the Series A 5% Convertible Preferred Stock as to the payment of dividends, unless all accrued dividends on the Series A 5% Convertible Preferred Stock to the record date of the proposed dividends on the junior class and subordinate shall have been paid or have been declared and an amount sufficient for the payment of those dividends reserved. However, the Corporation in its discretion may pay the Common Shares in cash and the Series A 5% Convertible Preferred Shares in Common Stock.

(c) The number of shares of the Common Stock for Quarterly Dividends payable shall be equal to an amount determined by dividing 5% of the aggregate face value of the issued and outstanding Series A 5% Convertible Preferred Stock by a price at a twenty-five (25%) percent discount from the ratio of the value traded to total volume traded 10 trading days prior to the Declaration Date. In the event the Company's common stock is not publicly traded the number of shares will be equal to an amount determined by dividing 5% of the aggregate face value of the issued and outstanding Series A 5% Convertible Preferred Stock by a price of $0.10 per share.

(d) Upon any conversion of any shares of Series A 5% Convertible Preferred Stock, as described in Section 6 hereof, the holders thereof shall be entitled to receive in cash any accumulated, accrued or unpaid dividends regarding such shares of the Series A 5% Convertible Preferred Stock.

4. LIQUIDATION PREFERENCE.

(a) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of the Series A 5% Convertible Preferred Stock shall be entitled to receive, out of the assets of the Corporation, whether such assets are capital or surplus and whether or not any dividends as such are declared, $3.00 per share plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, and no more, before any distribution shall be made to the holders of the Common Stock or any other class of shares or series thereof ranking junior and subordinate to the Series A 5% Convertible Preferred Stock with respect to the distribution of assets.

(b) For purposes of this Section 4, a merger or consolidation of the Corporation with or into any other corporation or corporations, or the merger of any other corporation or corporations with or into the Corporation, or the sale of all or substantially all of the assets of the Corporation, or any other corporate reorganization, in which consolidation, merger, sale of assets or reorganization the stockholders of the Corporation receive distributions in cash or securities of another corporation or corporations as a result of such consolidation, merger, sale of assets or reorganization, shall be treated as a liquidation, dissolution or winding up of the Corporation, unless the stockholders of the Corporation hold more than fifty percent (50%) of the voting equity securities of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization, in which case such consolidation, merger, sale of assets or reorganization shall not be treated as a liquidation, dissolution, or winding up within the meaning of this Section 4.

(c) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, specifying a payment date and the place where the distributive amounts shall be payable, shall be given by mail, postage prepaid, not less than thirty (30) days prior to the payment date elected therein, to the holders of record of the Series A 5% Convertible Preferred Stock at their respective addresses as the same shall appear on the books of the Corporation.

5. VOTING RIGHTS. The holders of Series A 5% Convertible Preferred Stock shall have one vote per share for each director that it is able to elect to the board of di-

rectors or the Corporation. The holders of Series A 5% Convertible Preferred Stock shall have the right to nominate and elect a minority number of directors equal to one less than a majority. A simple majority is to be elected by the shareholders of the Corporation.

6. CONVERSION.

6.1. VOLUNTARY CONVERSION OF PREFERRED. Each share of Series A 5% Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after one year from the date of issuance of the Series A 5% Convertible Preferred Stock at the office of the Corporation or, if the Corporation shall have appointed a transfer agent for the Series A 5% Convertible Preferred Stock, at the office of such transfer agent, into authorized but previously unissued shares of Common Stock, at a conversion price equal to a sixty-five (65%) percent discount from the ratio of the value traded to total volume traded 10 trading days ("Conversion Price1") prior to the date of the written notice of conversion which must be within 5 days of the date received by the Corporation. However, the Conversion Price can be no lower than $0.10 per share and no more than $1.00 per share.

6.2. VOLUNTARY CONVERSION OF ACCRUED BUT UNPAID DIVIDENDS. Each holder of the Series A 5% Convertible Preferred Stock shall have the right, after one year from the date of the issuance of the Series A 5% Convertible Preferred Stock, to convert the accrued but unpaid dividends at the office of the Corporation or, if the Corporation shall have appointed a transfer agent for the Series A 5% Convertible Preferred Stock, at the office of such transfer agent, into authorized but previously unissued shares of Common Stock, at a conversion price equal to twenty-five (25%) percent discount from the ratio of the value traded to total volume traded 10 trading days ("Conversion Price2") prior to giving a notice of conversion. However, the Conversion Price2 can be no lower than $0.10 per share.

6.3. MECHANICS OF CONVERSION. No fractional shares of Common Stock shall be issued upon any conversion of Series A 5% Convertible Preferred Stock or the accrued by unpaid dividend. Before any holder of Series A 5% Convertible Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, the holder shall surrender the certificate or certificates representing and evidencing the Series A 5% Convertible Preferred Stock, duly endorsed, at the office of the Corporation, or if the Corporation shall have appointed a transfer agent for the Series A 5% Convertible Preferred Stock, at the office of such transfer agent, and shall give written notice to the Corporation at either such office that the holder elects to convert the same or the holder notifies the Corporation or its transfer agent, if any, that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, when practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series A 5% Convertible Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as stated above. The person or persons entitled to receive the shares of Common Stock issuable upon any such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

6.4 ADJUSTMENTS FOR SUBDIVISIONS, COMBINATIONS OR CONSOLIDATIONS OF COMMON STOCK. If the outstanding shares of Common Stock are subdivided (by stock split, stock dividend or otherwise), into a greater number of shares of Common Stock, the number of shares of Common Stock into which each share of Series A 5% Convertible Preferred Stock may be converted shall, concurrently with the effectiveness of such subdivision, be proportionately increased.

6.5. ADJUSTMENTS FOR STOCK DIVIDENDS AND OTHER DISTRIBUTIONS. If the Corporation at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock entitled to receive any distribution (excluding any repurchases of securities by the Corporation not made on a pro rata basis from all holders of any class of the Corporation's securities) payable in property or in securities of the Corporation other than shares of Common Stock, and other than as otherwise adjusted in this Section 6 or as provided in Paragraph (a) of Section 3, then and in each such event the holders of Series A 5% Convertible Preferred Stock shall receive at the time of such distribution, the amount of property or the number of securities of the Corporation that they would have received had their Series A 5% Convertible Preferred Stock been converted into Common Stock on the date of such event.

6.6. ADJUSTMENTS FOR RECLASSIFICATION, EXCHANGE AND SUBSTITUTION. Except as provided in Section 4, upon any liquidation, dissolution or winding up of the Corporation, if the Common Stock issuable upon conversion of the Series A 5% Convertible Preferred Stock is changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the number of shares of Common Stock into which each share of Series A 5% Convertible Preferred Stock may be converted shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Series A 5% Convertible Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A 5% Convertible Preferred Stock immediately before the change.

6.7. REORGANIZATION, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. If at any time or from time to time there is a capital reorganization of the Common Stock (other than a subdivision, combination, consolidation, reclassification, substitution or exchange of shares provided for elsewhere in this Section 6), or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series A 5% Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A 5% Convertible Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6 regarding the rights of the holders of the Series A 5% Convertible Preferred Stock after the reorganization, merger, consolidation, or sale to the end that the provisions of this Section 6 shall be applicable after that event as nearly equivalent as may be practicable.

6.8. NO IMPAIRMENT. Except as provided in Section 7, the Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A 5% Convertible Preferred Stock against impairment.

6.9. CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the number of shares of Common Stock which each share of Series A 5% Convertible Preferred Stock may be converted into pursuant to this Section 6, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A 5% Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

6.10 REDEMPTION. Shares of Series A 5% Convertible Preferred Stock will be redeemable, at the option of the Corporation, in its sole and absolute discretion, on or after 5 years from the date of issuance for cash at a redemption price of $3.00 per share, plus any accumulated, accrued and unpaid dividends.

Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) to the holders of record of the Series A 5% Convertible Preferred Stock not less than 30 nor more than 60 days prior to the date of redemption, in the case of a redemption for cash. The redemption date will be a date selected by the Corporation not less than 10 nor more than 60 days after the date on which the Corporation gives the notice of redemption.

On the redemption date, the Corporation must pay in cash on each share of Series A 5% Convertible Preferred Stock to be redeemed any accumulated, accrued and unpaid dividends, if any, on the redemption date. In the case of a redemption date falling after a dividend record date and prior to the related dividend payment date, the holders of the Series A 5% Convertible Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend record date. Except as provided for in the preceding sentences, no payment or allowance will be made for accumulated or accrued dividends on any shares of Series A 5% Convertible Preferred Stock called for redemption.

In the event that full cumulative dividends on the Series A 5% Convertible Preferred Stock have not been paid or declared and set apart for payment, the Series A 5% Convertible Preferred Stock may not be redeemed in part and the Company may not purchase or acquire shares of Series A 5% Convertible Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series A 5% Convertible Preferred Stock.

On and after the date fixed for redemption, provided that the Corporation has made available at the office of the Registrar and Transfer Agent an amount of cash to effect the redemption, dividends will cease to accumulate or accrue on the Series A 5% Convertible Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend record date and prior to the related dividend payment date, holders of Series A 5% Convertible Preferred Stock on the dividend record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares of Series A 5% Convertible Preferred Stock shall cease except the right to receive any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series A 5% Convertible Preferred Stock to be redeemed (unless the Corporation defaults in the delivery of the cash) will be, without any further action, deemed a holder of the amount of cash for which such Series A 5% Convertible Preferred Stock is redeemable.

6.11 NOTICES OF RECORD DATE. If the Corporation proposes at any time to:

(a) declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(b) offer for subscription pro rata to the holders of any class or series of its capital stock any additional shares of capital stock of any class or series or other rights;

(c) effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock;

(d) merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up;

(e) cause the mandatory conversion of the Series A 5% Convertible Preferred Stock; or

(f) redeem the Series A 5% Convertible Preferred Stock,

then, in connection with each such event, this Corporation shall send to the holders of the Series A 5% Convertible Preferred Stock:

(i) at least twenty (20) days prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote regarding the matters referred to in (a) and (b) above; and

(ii) in the case of the matters referred to in (c), (d), (e) and (f) above, at least twenty (20) days prior written notice of the date when the same shall take place (and specifying the date on which the holders of Preferred or Common Stock shall be entitled or compelled to exchange their Preferred or Common Stock for securities or other property deliverable upon the occurrence of such event).

Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of the Series A 5% Convertible Preferred Stock at the address for each such holder as shown on the books of this Corporation.

7. STATUS OF CONVERTED STOCK. If any shares of Series A 5% Convertible Preferred Stock are repurchased or converted pursuant to Section 6, the shares so repurchased or converted shall be retired and shall thereafter have the status of authorized and unissued shares of Preferred Shares which may be reissued by the Corporation at any time as shares of any series of Preferred Shares.

8. RESTRICTIONS AND LIMITATIONS

(a) At such time as any shares of Series A 5% Convertible Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series A 5% Convertible Preferred Stock:

(i) Redeem, purchase or otherwise acquire for value, any share or shares of Series A 5% Convertible Preferred Stock, otherwise than by conversion according to Section 6:

(ii) Redeem, purchase or otherwise acquire any of the Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary of the Corporation pursuant to agreements pursuant to which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment;

(iii) Authorize or issue, or obligate itself to issue, any other equity security (including any security convertible into or exercisable for any equity security) senior to or on a parity with the Series A 5% Convertible Preferred Stock as to dividend or redemption rights and liquidation preferences;

(iv) Effect any sale, lease, assignment, transfer, or other conveyance of all or substantially all the assets of the Corporation or any of its subsidiaries, or any consolidation or merger involving the Corporation or any of its subsidiaries, or any reclassification or other change of any stock, or any recapitalization of the Corporation; or

(v) Increase or decrease (other than by conversion) the total number of authorized shares of Series A 5% Convertible Preferred Stock.

(b) The Corporation shall not amend its Certificate of Incorporation without the approval, by vote or written consent, by the holders of 66 2/3% of the Series A 5% Convertible Preferred Stock, if such amendment would amend, modify, annul, supersede, or otherwise change any of the rights, preferences, privileges of, or limitations provided for herein for the benefit of any shares of the Series A 5% Convertible Preferred Stock. Without limiting the generality of the preceding sentence, the Corporation will not amend its Certificate of Incorporation without the approval by the holders of sixty-six and two-thirds percent (66 2/3%) of the Series A 5% Convertible Preferred Stock, if such amendment would:

(i) Reduce the dividend rate on the Series A 5% Convertible Preferred Stock provided for herein, or make such dividends noncumulative, or defer the date from which dividends will accrue, or cancel accrued and unpaid dividends, or change the relative seniority rights of the holders of the Series A 5% Convertible Preferred Stock as to the payment of dividends in relation to the holders of any other capital stock of the Corporation;

(ii) Reduce the amount payable to the holders of the Series A 5% Convertible Preferred Stock upon the voluntary or involuntary liquidation, dissolution, or winding up the Corporation, or change the relative seniority of the liquidation preferences of the holders of the Series A 5% Convertible Preferred Stock to the rights upon liquidation of the holders of any other capital stock of the Corporation; or

(iii) Cancel or modify the conversion rights of the Series A 5% Convertible Preferred Stock provided for in Section 6.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations, Preferences and Relative Rights, Qualifications and Restrictions of the Series A

5% Convertible Preferred Stock to be duly executed by its Chief Executive Officer and President and attested to by its Secretary and has caused its corporate seal to be affixed hereto, this 22 day of September, 2013.

Ronald S Tucker

Ronald S. Tucker, Chief Executive Officer

Leticia I. Tucker

Leticia I Tucker, Secretary

The undersigned, Ronald S. Tucker and Leticia I. Tucker, the Chief Executive Officer and Secretary, respectively, of EPIC Corporation, a Colorado corporation, each declares under penalty of perjury under the laws of the State of Colorado that the matters set out in the foregoing Certificate are true of his or her own knowledge.

Executed at Newport Beach, California on September 22, 2013.

Ronald S Tucker

Ronald S. Tucker, CEO

Leticia I. Tucker

Leticia I. Tucker, Secretary

BYLAWS

OF

RX HEALTHCARE SYSTEMS, LTD.

ARTICLE ONE

SHAREHOLDERS

Place of Meetings

1.01. All meetings of the shareholders shall be held at the office of the Corporation, or any other place within or without the State, as may be designated for that purpose from time to time by the Board of Directors.

Time of Annual Meeting

1.02. The annual meetings of the shareholders shall be held each year at 4:00 P.M. on the first Tuesday of May. If this day falls on a legal holiday, the annual meeting shall be held at the same time on the next following business day thereafter.

Call For Annual Meeting

1.03. If in any year, the election of directors is not held at the annual meeting of the shareholders or an adjournment of the meeting, the board of directors shall call a special meeting of the shareholders as soon thereafter as is reasonably possible for the purpose of holding the election and transacting such other business as may properly be brought before the meeting.

Failure To Call Meeting

1.04. In the event the board of directors fails to call a special meeting within 2 months after the date set for the annual meeting, any shareholder may call such a meeting; at such a meeting, the shareholders may elect directors and transact all other business properly brought before the meeting.

Notice of Meeting

1.05. Notice of the meeting, stating the place, day, and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in writing to each shareholder entitled to vote at the meeting at least ten (10) but not more than fifty (50) days before the date of the meeting either personally or by mail or other means of written communication, addressed to the shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If no such address appears or is given by a shareholder of record entitled to vote at the meeting, notice is given at the place where the principal office of the corporation is located, or by publication at least once in a newspaper of general circulation in the county where the principal office is locate. Notice of adjourned meetings is not necessary unless the meeting is adjourned for thirty (30) days or more, in which case notice of the adjourned meeting shall be given as in the case of any special meeting.

Date of Notice

1.06. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any notice in accordance with the provisions of this section executed by the secretary or assistant secretary shall be prima facie evidence of the giving of notice.

Adjourned Meeting

1.07. Any annual or special shareholders' meeting may be adjourned by the affirmative vote of a majority of the shares represented at such meeting either in person or by proxy. An adjournment may be voted regardless of whether a quorum is present. When a shareholders' meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

Special Meetings

1.08. Special meetings of the shareholders for any purpose or purposes whatsoever may be called at any time by the President, or by the Board of Directors, or by any two (2) or more Directors, or by one or more shareholders, holding not less than one-tenth (1/10) of all other shares entitled to vote at the meeting. On the written request of any person or persons entitled to call a special meeting, the secretary shall inform the board of directors as to such call, and the board shall fix a time and place for the meeting. If the board fails to fix a time and place, the meeting shall be held at the principal office of the corporation at a time fixed by the secretary.

Electronic Transmission

1.09. Any notice to stockholders given by the corporation is effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. The consent is revocable by the stockholder by written notice to the corporation. The consent is revoked if:

(a) The corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with the consent; and

(b) The inability to deliver by electronic transmission becomes known to the secretary, assistant secretary, transfer agent or other agent of the corporation responsible for the giving of notice. However, the inadvertent failure to treat the inability to deliver a notice by electronic transmission as a revocation does not invalidate any meeting or other action.

1.10. Notice given pursuant to subsection 1.09 shall be deemed given if:

(a) By facsimile machine, when directed to a number at which the stockholder has consented to receive notice;

(b) By electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(c) By a posting on an electronic network together with separate notice to the stockholder of the specific posting, upon the later of:

(1) Such posting; and

(2) The giving of the separate notice; and

(d) By any other form of electronic transmission, when directed to the stockholder.

(e) In the absence of fraud, an affidavit of the secretary, assistant secretary, transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission is prima facie evidence of the facts stated in the affidavit.

(f) As used in this section, "electronic transmission" means any form of communication not directly involving the physical transmission of paper that:

(1) Creates a record that may be retained, retrieved and reviewed by a recipient of the communication; and

(2) May be directly reproduced in paper form by the recipient through an automated process.

Quorum

1.11. The presence, at the shareholders' meeting, in person or by proxy, of persons entitled to vote a majority of the shares of the corporation then outstanding shall constitute a quorum for the transaction of business. In determining whether quorum requirements for a meeting have been met, any share that has been enjoined from voting or that cannot be lawfully voted for any reason shall not be counted.

Voting

1.12. Except in elections for directors, in which each shareholder shall have the right to cumulate his vote, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. The affirmative vote of the majority of shares represented at a meeting at which a quorum is present shall be the act of the shareholders unless the vote of a greater number or a vote by classes is required by the articles of incorporation, these bylaws, or the laws of the State of Colorado. For directors, each shareholder is entitled to a number of votes equal to the number of Directors to be elected, multiplied by the number of shares which is entitled to vote. Voting for the election of Directors shall be by voice unless any shareholder demands a ballot vote before voting begins.

Proxies

1.13. Every person entitled to vote at a shareholders' meeting of the corporation, or entitled to execute written consent authorizing action in lieu of a meeting, may do so either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy.

Consent of Absentees

1.14. No defect in the calling or noticing of a shareholders' meeting will affect the validity of any action at the meeting if a quorum was present, and if each shareholder not present in person or by proxy signs a written waiver of notice, consent to the holding of the meeting, or approval of the minutes, either before or after the meeting, and such waivers, consents, or approvals are filed with the corporate records or made a part of the minutes of the meeting.

Action Without Meeting

1.15. Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

Record Date

1.16. For the purpose of determining those shareholders entitled to notice of or to vote at any meeting of shareholders, or to receive payment of any dividend, or in order to make a determination of shareholders of any other proper purpose, the board of directors may fix, in advance, a date as the record date for the determination of shareholders for any of the purposes set forth in this paragraph. Such date shall be not more than 50 days, and for a meeting of shareholders, not less than 10 days, or in the case of a meeting where a merger or consolidation will be considered, not less than 20 days, immediately preceding such meeting.

1.17. If a record date is not fixed for the determination of shareholders entitled to notice of or vote at a meeting of shareholders, the record date shall be at the close of business on the business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

1.18. If no record date is fixed, the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting shall be the day on which the first written consent is given, when no prior action by the board of directors is necessary.

1.19. If no record date is fixed, the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto, or the 60 day prior to the date of such other action, whichever is later.

1.20. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment of such meeting, unless the board of directors fixes a new record date for the adjourned meeting.

Order of Business

1.21. The order of business at the annual meeting of the shareholders and, insofar as possible, at all other meetings of shareholders, shall be as follows:

1. Call to order.
2. Proof of notice of meeting.
3. Reading and disposing of any unapproved minutes.
4. Reports of officers.
5. Reports of committees.
6. Election of directors.
7. Disposition of unfinished business.
8. Disposition of new business.
9. Adjournment.

Telephone Conference

1.22. Stockholders may participate in a meeting of stockholders by means of a telephone conference or similar methods of communication by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this subsection constitutes presence in person at the meeting.

ARTICLE TWO

BOARD OF DIRECTORS

General Powers

2.01. The Directors shall act only as a board and an individual Director shall have no power as such. All corporate powers of the Corporation shall be exercised by, or under the authority of, and the business and affairs of the Corporation shall be controlled by the Board of Directors, subject, however, to such limitations as are imposed by law, the Articles of Incorporation, or these Bylaws, as to actions to be authorized or approved by the shareholders. The Board of Directors may, by contract or otherwise, give general or limited or special power and authority to the officers and employees of the Corporation to transact the general business, or any special business, of the Corporation, and may give powers of attorney to agents of the Corporation to transact any special business requiring such authorization.

Number and Qualification of Directors

2.02. The number of Directors of this Corporation shall be not less than three and not more than seven, as set by a majority of the then Board of Directors, except that with two or less shareholders, the number of directors may be no less than the number of shareholders. The Directors need not be shareholders of this Corporation. The number of Directors, as provided herein, may be increased or decreased from time to time by amendment to these Bylaws. No decrease shall have the effect of shortening the term of any incumbent Director.

Election and Term of Office

2.03. The Directors shall be elected annually by the shareholders entitled to vote, and shall hold office until their respective successors are elected and qualified, or until their deaths, resignation, or removal.

Vacancies

2.04. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director. The shareholders may elect a Director at any time to fill any vacancy not filled by the Directors.

Removal of Directors

2.05. The entire Board of Directors or any individual Director may be removed from office with or without cause by vote of the holders of a majority of the shares entitled to vote for Directors, at any regular or special meeting of such shareholders, except that if less than all the directors are to be removed from office, no individual director may be removed if the number of votes cast against this removal would be sufficient, if voted cumulatively at an election of the whole board, to elect such director.

2.06. New directors may be elected by the shareholders for the unexpired terms of directors removed from office at the same meetings at which such removals are voted. If the shareholders fail to elect persons to fill the unexpired terms of removed directors, such terms shall be considered vacancies to be filled by the remaining directors as provided above in 2.04.

Place of Meetings

2.07. All meetings of the Board of Directors shall be held at the principal office of the Corporation or at such place within or without the State as may be designated from time to time by resolution of the Board or by written consent of all of the members of the Board.

Regular Meetings

2.08. Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual meeting of the shareholders of this Corporation, and at such other times as the Directors may determine.

Special Meetings-Call and Notice

2.09. Special meetings of the Board of Directors for any purpose shall be called at any time by the President or, if he is absent or unable or refuses to act, by any Vice President or any
two (2) Directors. Written notices of the special meetings shall be mailed at least five days prior to the date of the meeting or 48 hours' notice delivered personally or by telephone or telegraph. Neither the business to be transacted at nor the purpose of any such meeting need be specified in the notice. Attendance of a director at a meeting shall constitute a waiver of notice of that meeting except when the director attends for the express purpose of objecting to the transaction of any business in that the meeting is not lawfully called or convened.

Quorum

2.10. A majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the articles of incorporation. At any meeting of the board of directors, if less than a quorum is present, a majority of those present may adjourn the meeting until a quorum is present. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were present at the time of adjournment.

Board Action Without Meeting

2.11. Any action required or permitted to be taken at a meeting of the board of directors or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the board or of the committee, except that such written consent is not required to be signed by:

(a) A common or interested director who abstains in writing from providing consent to the action. If a common or interested director abstains in writing from providing consent:

(1) The fact of the common directorship, office or financial interest must be known to the board of directors or committee before a written consent is signed by all the members of the board of the committee.

(2) Such fact must be described in the written consent.

(3) The board of directors or committee must approve, authorize or ratify the action in good faith by unanimous consent without counting the abstention of the common or interested director.

(b) A director who is a party to an action, suit or proceeding who abstains in writing from providing consent to the action of the board of directors or committee. If a director who is a party to an action, suit or proceeding abstains in writing from providing consent on the basis that he or she is a party to an action, suit or proceeding, the board of directors or committee must:

(1) Make a determination pursuant that indemnification of the director is proper

under the circumstances.
(2) Approve, authorize or ratify the action of the board of directors or committee in good faith by unanimous consent without counting the abstention of the director who is a party to an action, suit or proceeding.Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as a unanimous vote of Directors, if all members of the Board shall individually or collectively consent in writing to such action.

Meetings Not Regularly Called

2.18. Whenever all persons entitled to vote at any meeting of directors consent, either by:

(a) A writing on the records of the meeting or filed with the secretary;

(b) Presence at such meeting and oral consent entered on the minutes; or

(c) Taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed.

2.19. At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time.

2.20 If any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of the meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting.

Adjournment-Notice

2.21. A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated day and hour. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and palace is fixed at the meeting adjourned. In the absence of a quorum, a majority of the Directors present at any Directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

Conduct of Meetings

2.22. The President or, in his absence, any Director selected by the Directors present, shall preside at meetings of the Board of Directors. The Secretary of the Corporation or, in his absence, any person appointed by the presiding officer, shall act as Secretary of the Board of Directors.

Compensation

2.23. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board.

Indemnification of Directors and Officers

2.24. The Corporation shall indemnify all persons who have served or may serve at any time as officers or directors of the corporation, and their heirs, executors, administrators, successors, and assigns, from and against any and all loss and expense, including amounts paid in settlement before or after suit is commenced, and reasonable attorneys' fees, actually and necessarily sustained as a result of any claim, demand, action, proceeding, or judgment that may be asserted against any such persons, or in which any such persons are made parties by reason of their being or having been officers or directors of the corporation. However, this right of indemnification shall not exist in relation to matters where it is adjudged in any action, suit, or proceeding that any such persons are liable for negligence or misconduct in the performance of duty and in any case, the right to indemnification shall be subject to the approval of a majority of disinterested directors.

Committees

2.25. The board of directors of the corporation may, by resolution adopted by a majority of the whole board, designate as the case may be directors and officers to constitute an executive committee. The executive committee, to the extent provided in the resolution, shall have and may exercise all of the authority of the board of directors in the management of the corporation, except that the committee shall have no authority in reference to amending the articles of incorporation, adopting a plan of merger or consolidation, suggesting to shareholders the sale, lease, exchange, mortgage, or other disposition of all or substantially all of the property and assets of the corporation other than in the usual course of business, recommending to the shareholders a voluntary dissolution or a revocation thereof, amending, altering, or repealing any provision of these bylaws, electing or removing directors or officers of the corporation, or members of the executive committee, fixing the compensation of any member of the executive committee, declaring dividends, or amending, altering, or repealing any resolution of the board of directors which, by its terms, provides that it shall not be amended, altered, or repealed by the executive committee.

2.26. The board of directors shall have power at any time to fill vacancies in, to change the size or membership of, and to discharge any such committee.

2.27. Any such executive committee shall keep a written record of its proceedings and shall submit such record to the whole board at each regular meeting, and at such other times as may be requested by the board. However, failure to submit such record, or failure of the board to approve any action indicated therein shall not invalidate such action to the extent it has been carried out by the corporation prior to the time the record thereof was or should have been submitted to the board as provided herein.

ARTICLE THREE

OFFICERS

Title and Appointment

3.01. The officers of the Corporation shall be a President, one Vice President, a Secretary, a Treasurer, and such assistants and other officers as the Board of Directors shall from time to time determine. Any two offices, except President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

Election and Term of Office

3.02. The principal officers of the corporation shall be elected by the board of directors at it organization meeting immediately following the annual meeting of shareholders or as soon thereafter as is reasonable possible. Subordinate officers may be elected as the board may see fit. Each officer shall hold office until his successor is elected and qualified, or until his resignation, death, or removal.

Removal

3.03. Any officer may be removed from office at any time, with or without cause, on the affirmative vote of a majority of the board of directors. Removal shall be without prejudice to any contract rights of the officer removed.

Vacancies

3.04. Vacancies in offices, however caused, may be filled by election by the board of directors at any time for the unexpired terms of such offices.

President - Powers and Duties

3.05. Subject to any supervisory duties that may be given the board of directors to any chairman of the board, the president shall be the principal executive office of the corporation. Subject to the control of the board of directors, the president shall supervise and direct generally all the business and affairs of the corporation.

3.06. The president shall preside at all meetings of the shareholders at which he is present. In the absence of the chairman of the board, or if there is no such chairman, the president shall preside at all meetings of the board of directors at which he is present. The president may sign, with the secretary or any other officer of the corporation so authorized by the board of directors, certificates for shares of the corporation, and any deeds, mortgages, bonds, contracts, or other instruments that the board of directors has authorized for execution, except when the signing and execution thereof has been expressly delegated by the board of directors of these bylaws to some other officer or agent of the corporation or its required by law to be otherwise signed or executed.

3.07. The president shall also make reports to the board of directors and the shareholders and generally perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors.

Vice-President - Powers and Duties

3.08. In the absence of the president of the corporation or in the event of his death or inability or refusal to act, the vice-president shall perform the duties of the president and, when so acting, shall act with all of the powers of and be subject to all the restrictions on the president.

3.09. In the event more than one vice-president is elected, the vice-presidents shall serve in the capacity of the president in the order designated at the time of their election, or, in the absence of any such designation, in the order of their election. Any vice-president may sign share certificates with the secretary or assistant secretary. The vice-president or vice-presidents shall also perform such other duties as may be assigned by the president or the board of directors.

Treasurer - Powers and Duties

3.10. The treasurer of the corporation shall have the following powers and duties:

1. To be custodian and take charge of and be responsible for all funds and securities of the corporation;

2. To receive and give receipts for money due and paid to the corporation from any source whatsoever;

3. To deposit all such moneys paid to the corporation in the name of the corporation in such banks, trust companies, or other depositories as shall be selected in accordance with these bylaws;

4. To perform all of the duties incidental to the office of treasurer and such other duties as may be assigned by the president or the board of directors;

5. To give a bond for faithful discharge of his duties when required to do so by the board of directors.

Secretary - Powers and Duties

3.13. The secretary of the corporation shall have the following powers and duties:

1. To keep the minutes for the meetings of the shareholders and the board of directors, in one or more books provided for that purpose;

2. To see that all notices are duly given, in accordance with these bylaws or as required by law;

3. To be custodian of the corporate records and the seal of the corporation;

4. To see that the seal of the corporation is affixed to all documents duly authorized for execution under seal on behalf of the corporation;

5. To keep a register of the post office address of each shareholder whose address shall be furnished to the secretary by the shareholder;

6. To sign with the president, or a vice-president, certificates for corporate shares the issuance of which have been authorized by resolution of the board of directors;

7. To have general charge of the stock transfer books of the corporation; and

8. To perform all duties incidental to the office of secretary and such other duties as may be assigned by the president or the board of directors.

Subordinate Officers

3.14. Other subordinate officers, including without limitation an assistant treasurer and an assistant secretary or secretaries, may be appointed by the board of directors, and shall exercise such powers and perform such duties as may be delegated to them by the resolutions appointing them, or by subsequent resolutions adopted by the board of directors.

Absence or Disability of Officers

3.15. In the case of the absence or disability of any officer of the corporation and of any person hereby authorized to act in his place during his absence or disability, the board of directors may by resolution delegate the powers and duties of such officer, or to any director, or to any other person whom it may select.

Salaries

3.16. The salaries of all officers of the corporation shall be fixed by the board of directors. No officer shall be disqualified from receiving a salary due to his being a director of the corporation and receiving compensation as a director.

ARTICLE FOUR

EXECUTION OF INSTRUMENTS

4.01. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any Corporate instrument or document, or to sign the Corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the Corporation.

ARTICLE FIVE

ISSUANCE AND TRANSFER OF SHARES

Certificates for Paid Shares

5.01. Certificates for shares of the Corporation shall be issued only when fully paid.

Share Certificates

5.02. The Corporation shall deliver certificates representing all shares to which shareholders are entitled, which certificates shall be in such form and device as the Board of Directors may provide. Each certificate shall bear upon its face the statement that the Corporation is organized in Colorado, the name in which it is issued, the number and class of shares, and whether with or without par value. The certificates shall be signed by the chairman or a vice-chairman of the board of directors, if any, or the President or a Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an Assistant Secretary, which signatures may be in facsimile, and the seal of the Corporation shall be affixed thereto. The certificates shall contain on the faces or backs such recitations or references as are required by law.

Replacement of Certificates

5.03. No new certificates shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except in the case of lost or destroyed certificates for which the Board of Directors may order new certificates to be issued on such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

Transfer of Shares

5.04. Transfer of shares of the corporation shall be made in the manner set forth in the Colorado Uniform Commercial Code. The corporation shall maintain stock transfer books, and any transfer shall be registered thereon only on request and surrender of the stock certificates representing the transferred shares, duly endorsed. The transferee in any transfer of shares shall be deemed to have full notice of, and to consent to, the Bylaws of the Corporation to the same extent as if he had signed a written assent thereto.

5.05. Additionally, the board of directors may appoint one or more transfer agents or transfer clerks as the case may be and one or more registrars as custodians of the transfer books as the case may be, and may require all transfers to be made with and all share certificates to bear the signatures of any of them.

5.06. The corporation shall have the absolute right to recognize as the owner of any share of stock issued by it, for all proper corporate purposes, including the voting of such shares and the issuance and payment of dividends on such shares, the person or persons in whose name the certificate representing such shares stands on its books. However, if a transfer of shares is made exclusively for the purpose of furnishing collateral security, and if such fact is made known to the secretary of the corporation, or to the corporation's transfer agent or transfer clerk, the record entry of such transfer shall state the limited nature thereof.

ARTICLE SIX

RECORD AND REPORTS

Reports To Stockholders

6.01. The board of directors shall send an annual report to the shareholders of the corporation, not late than 120 days after the close of the fiscal year of the corporation. The annual report shall include a balance sheet as of the close of the fiscal year of the corporation and an income statement and statement of changes in financial position for such fiscal year.

6.02. The financial statements shall be prepared from and in accordance with the books of the corporation, in conformity with generally accepted accounting principles applied on a consistent basis, and shall be certified by an independent certified public accountant.

Inspection of Books and Records

6.03. The corporation shall keep correct and complete books and records of account ant shall also keep minutes of all meetings of shareholders and directors. Additionally, a record shall be kept at the principal office of the corporation, giving the names and addresses of all shareholders, and the number and class or classes of shares held by each. Any person who is the holder of a voting trust certificate or who is the holder of record of at least five per cent of the outstanding voting shares of the corporation shall have the right to examine and copy, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, the books and records of the account of the corporation, the minutes, and the record of shareholders.

6.04 On the written request of any shareholder, the corporation shall mail to such shareholder within 14 days after receipt of such request, a balance sheet as of the close of its latest fiscal year and a profit and loss statement for such fiscal year. I such request is received by the corporation before such financial statements are available for its latest fiscal year, the corporation shall mail such financial statements within 14 days after they become available, but in any event within 120 days after the close of its latest fiscal year.

Closing Stock Transfer Books

6.05. The Board of Directors may close the transfer books in their discretion for a period not exceeding fifty (50) days preceding any meeting, annual or special, of the shareholders, or the day appointed for the payment of a dividend.

ARTICLE SEVEN

MISCELLANEOUS

Fiscal Year

7.01. The end of the fiscal year of the corporation shall be September 30.

Loans

7.02. No loans shall be made by the corporation to its officers or directors, and no loans shall be made by the corporation secured by its shares. No loans shall be made or contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the board of directors. Such authority may be general or confined to specific instances.

Checks, Drafts, or Orders

7.03. All checks, drafts, or other orders for the payment of money by or to the corporation and all notes and other evidence of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation, and in such manner as shall be determined by resolution of the board of directors.

Bank Deposits

7.04. All funds of the corporation not otherwise employed shall be deposited to the credit of the corporation in such banks, trust companies, or other depositories as the board of directors may select.

Voting Securities Held By the Corporation

7.05. Unless otherwise ordered by the board of directors, the president or any vice-president, or the secretary or an assistant secretary as the case may be of the corporation shall have the authority to vote, represent, and exercise on behalf of the corporation all rights incidental to any and all shares of any other corporation standing in the name of the corporation, as designated by the board of directors. Such authority may be exercised by the designated officers in person or by proxy.

Corporate Seal

7.06. The board of directors shall adopt an official seal for the corporation, which shall be in circle form, and be inscribed with the name of the corporation, the state of incorporation, and the words "Corporate Seal".

Distribution Disclosure

7.07. The board of directors shall send an annual disclosure about dividends to the shareholders of the corporation, not later than 120 days after the close of the fiscal year of the corporation.

Investment Advisory Contract

7.08. The board of directors shall evaluate the performance of the investment advisor to the corporation before entering into or renewing an advisory contract. The criteria used in such evaluation shall be reflected in the minutes of such meeting.

7.09. The board of directors may enter into an investment advisory contract with an advisor for a term of no more than one year. Each contract shall provide that it is terminable by a majority of the board of directors who are not affiliated with, officers, directors or employees of the advisor or any affiliated business entity of such advisor, and by the advisor. Termination may be made by either party without cause, with 60 days written notice of such termination.

7.10. The board of directors shall determine that any successor advisor possesses sufficient qualifications to perform the advisory function for the corporation, and to justify the
compensation provided for in its contract with the corporation.

Transactions With Affiliates.

7.11. The corporation shall not engage in transactions with an director, officer, or any person affiliated with such person, except to the extent that each such transaction has, after disclosure of such affiliation, been approved or ratified by the affirmative vote of a majority of the board of directors not affiliated with the person who is party to the transaction and:

1. The transaction is fair and reasonable to the corporation and its shareholders.

2. The terms of such transaction are at least as favorable as the terms of any comparable transactions made on arms length basis and known to the board of directors.

3. The total consideration is not in excess of the appraised value of the property being acquired, if an acquisition is involved.

4. Payments to the advisor, its affiliates and the directors for services rendered in a capacity other than that as advisor or directors may only be made upon a determination that the compensation is not in excess of their compensation paid for any comparable services and the compensation is not greater than the charges

for comparable services available from others who are competent and not affiliated with any of the parties involved.

Amendment of Bylaws

7.12. These bylaws may be amended at any time by majority vote of the board of directors , except that any of the following amendments shall require the approval of the outstanding shares:

1. Any amendment reducing the percentage of outstanding shares required to constitute a quorum for the transaction of business or required to authorized any shareholder action.

2. Any amendment reducing the number of directors required to constitute a quorum for the transaction of business or required to authorize any action on the part of the board of director.

3. Any amendment increasing or decreasing the number of directors.

4. Any amendments changing the requirements of the board in evaluating and contracting with an advisor.

5. Any amendments changing the conditions or requirements for entering into transactions with affiliates.

Stop Transfer Orders

7.13. The Board of Directors and officers of the Corporation are required to refused to register any transfer of the securities of the Corporation which is not in accordance with any provision of the Securities Act of 1933, as amended, or any of its regulations promulgated thereunder, as amended. The officers are to include transfer restrictions on all share, warrant or other security certificates when the transfer of any security is to be restricted or limited. The officers are also to notify the transfer agent of any certificates which are restricted, give the nature of the restriction and the conditions upon which the securities may be transferred. The Board of Directors may also direct "Stop Transfer" notices to the Transfer Agent for the Corporation.

Signatures and Attestation

Adopted by the sole incorporator of the corporation on September 30, 2010.

Ronald S. Tucker

CERTIFICATE OF SECRETARY

I, The undersigned, do hereby certify:

That I am the duly elected, qualified, and acting secretary of RX Healthcare Systems, Ltd., a Colorado corporation, and that the foregoing bylaws, consisting of 16 pages, constitute the original bylaws of said corporation duly adopted at a meeting of the Board of Directors held on the 30 day of September, 2010.

In witness whereof, I have subscribed my name and affixed the seal of said corporation this 30th day of September, 2010.

Leticia I. Tucker, Secretary

EXCLUSIVE LICENSE AGREEMENT

This agreement is made and entered into between Tensleep Trust, an Isle of Man Trust, whose address is 12 Mount Havelock, Douglas, Isle of Man, IM1 2QG (herein called **Licensor),** and RX Healthcare Systems, Inc., a Colorado corporation (hereinafter called **Licensee**), having its principal office at 1623 Tradewinds Lane, Newport Beach, CA, 92660.

RECITALS

A. **Licensor** has the right to grant a worldwide exclusive license to the rights defined herein (the "Licensed Rights"). The **Licensor** through its nominee, EPIC Trustees Limited, an Isle of Man corporation, on 19 July 2013, entered into a world-wide exclusive license for the Licensed Rights with EPIC Health Plc, an Isle of Man corporation. Then on 22 July 2013 EPIC Health Plc, entered into a sublicense agreement with RX Healthcare Systems, Ltd., a Colorado Corporation.

B. On 22 July 2013 EPIC Health and RX Healthcare Systems, Ltd., entered into a sublicense agreement whereby RX Healthcare received an exclusive right to distribute the **Licensed Rights** in North America (the "Sublicense").

C. In March 2014, EPIC Trustees Limited and EPIC Health elected to dissolve and as part of the liquidation of each company, EPIC Trustees has transferred all its rights, title and interest in the **Licensed Rights** to **Licensor** and assigned **Licensor** the Sublicense.

D. On 1 April 2014 pursuant to the application of a Design Patent, the Design Patent has been registered for an Industrial and Medical Textile.

E. Licensor proposes to split the Sublicense into two separate licenses. One License to RX Healthcare and the second to **Licensee**, both are subsidiary corporations of EPIC Corporation. RX Health shall have the exclusive right **License Rights** in North American for the consumer market segments, and **Licensee** the medical market segments.

F. Licensee wishes to obtain an exclusive **License Rights** for the consumer market segments in North American.

CONSIDERATION

In consideration of the above recitals, the mutual promises of the parties, and the following terms and conditions; IT IS AGREED:

TERMS AND CONDITIONS

Article I - Definitions

For the purpose of this agreement, the following definitions shall apply:

1. **Licensed Rights:** Shall mean:

   a. United States Design Patent was registered with a Registration Number D701701, for an industrial and Medicat Textile filed on April 1, 2014, inventor Ronald Tucker (the "Design Patent").

   b. United States Trade Names and Trade Marks. A registered trade name for AcuFAB with a US registration number 4291843 and Europe registration number 1143797 both granted December 14, 2012, and an applied trade name of AcuPAD US application number 85662932 filed on 27-JUNE-2012 by Ronald Tucker.

   c. Any and all additional trade names and trade marks applied for in the United States by **Licensor** relating to the products made from the Industrial and Medical Textile.

   d. Any other design or utility patent obtained by **Licensor** for a similar textile as the Industrial and Medical Textile or products therefrom. The Confidentiality Agreement between Highland Industries, Inc,, and Integre-Med, LLC., dated December 17, 2010, and the pattern wheels for fabricating the fabric in the possession of Highland Industries. Inc.

   e. The right to fabricate the Industrial and Medical Textile, subject to the design patent 29438742 and the products made therefrom, to distribute, market and sell the Industrial and Medical Textile and the products made therefrom under the trade names of ACUFAB and ACUPAD, and to sublicense such rights to others world wide.

2. **Product(s):** Shall mean any and all products that are the included in the **Licensed Rights**, developed on the date of this agreement or in the future.

3. **Gross Sales:** Shall mean total Dollar, Euro or other Currency value(s) of Product(s) FOB manufactured based on the **Licensed Rights**.

4. **Confidential Proprietary Information:** Shall mean with respect to any Party all scientific, business or financial information relating to such Party, its subsidiaries or affiliates or their respective businesses, except when such information:

   a. Becomes known to the other Party prior to receipt from such first Party;

   b. Becomes publicly known through sources other than such first Party;

   c. Is lawfully received by such other Party from a party other than the first Party; or

   d. Is approved for release by written authorization from such first Party.

5. **Exclusive License:** Shall mean a license, including the **License Rights**, whereby **Licensee**'s rights are sole and entire and operate to exclude all others, including **Licensor**.

6. **Know-how:** Shall mean any and all technical data, information, materials, trade secrets, technology, formulas, processes, and ideas, including any improvements thereto, in any form in which the foregoing may exist, now owned or co-owned by or exclusively, semi-exclusively or non-exclusively licensed to any party prior to the date of this Agreement or hereafter acquired by any party during the term of this agreement.

7. **Intellectual Property Rights:** Shall mean any and all inventions, materials, **Know-how**, trade secrets, technology, formulas, processes, ideas or other discoveries conceived or reduced to practices, whether patentable or not.

8. **Royalty (ies):** Shall mean revenues received in the form of cash and/or equity from holdings from **Licensee** as a result of licensing and using, selling, making, having made, sub-licensing or leasing of **Licensed Rights.**

ARTICLE II - Grant of exclusive license

1. **Licensor** hereby grants to **Licensee** the **Exclusive License** to the **License Rights** , including **Know-how, and Intellectual Property Rights in North America to the Consumer Market Segments,** to the exclusion of all others including the **Licensor**.

2. **Licensor** retains no **Licensed Rights,** except as otherwise provide **in Article III**, subparagraph 1. b. in this sublicense agreement..

ARTICLE III - LICENSE PAYMENTS

1. **License Fee.** For the license herein granted:

   a. **Licensee** agrees to pay a one-time **License Fee** of ONE MILLION DOLLARS ($1,000,000). The one time **License Fee** shall be paid in the form of A promissory note in the name of American H & W Corp, a Wyoming Corporations.

   b. **Licensee** shall pay one half (1/2) of any sub-license one time license fee payable in cash, in kind or the common stock of the Sub-**Licensee** to EPIC Corporation**; and**

   c. **Licensee** shall pay an earned royalty of 10 percent (10%) of **Licensee's Gross Sales** lof **Products** to EPIC Corporation.

2. **Sublicenses**. The granting and terms of all sub-licenses is entirely at **Licensee**'s discretion provided that all sub-licenses shall be subjected to the terms and conditions of this agreement.

3. **When a sale is made:** A sale of **Licensed Patent Rights** shall be regarded as being made upon payment for **Products** made using **Licensed Patent Rights**.

5. **Payments:**_All sums payable by **Licensee** hereunder shall be paid to **Licensor** in U.S. dollars.

6. **Interest:** In the event any royalties are not paid as specified herein, then a compound interest of eighteen percent (18%) shall be due in addition to the royalties accrued for the period of default.

ARTICLE IV - Reports, Books and Records

1. **Reports**. Within thirty (45) days after the end of each calendar quarter ending December 31, March 30 and June 30 and within (60) days after the end of the annual period ending September 30 during the term of this Agreement or the termination of this agreement, **Licensee** shall make a written report to **Licensor** setting forth any sub-licenses made,

2. **Books and records. Licensee** shall keep books and records in such reasonable detail as will permit the reports provided for in Paragraph 1. **Licensee** further agrees to permit such books and reports to be inspected and audited by a representative or representatives of **Licensor** to the extent necessary to verify the reports provided for in paragraph 1, hereof; provided, however, that such representative or representatives shall indicate to **Licensor** only whether the reports are correct, if not, the reasons why not.

ARTICLE V – Marking

Licensee agrees to mark or have marked all **Products** sold, used or leased by it or its sub-licensees under the **Licensed Rights**, if and to the extent such markings shall be practical, with such patents pending, trade name and trade marks as shall be desirable or required by applicable laws.

ARTICLE VI - Diligence

1. **Licensee** shall use its best efforts to bring **Products** to market through a vigorous and diligent program and to continue active, diligent marketing efforts throughout the life of this agreement.

2. In the event **Licensee** decides to abandon or otherwise cease to manufacture and or market the **Products**, **Licensee** shall notify **Licensor** within thirty (30) days of the date of this decision.

ARTICLE VII - Irrevocable Judgment with Respect to Validity of Patents, Trade Marks or Trade Names

If a judgment or decree shall be entered in any proceeding in which the validity or infringement of any claim of any patent, trade mark or trade name under which the **License** is granted hereunder shall be in issue, which judgment or decree shall become not further reviewable through the exhaustion of all permissible applications for rehearing or review by a superior tribunal, or through the expiration of the time permitted for such application (such a judgment or decree being hereinafter referred to as an irrevocable judgment), the construction placed on any such claim by such irrevocable judgment shall thereafter be followed not only as to such claim, but also as to all claims to which such instruction applies, with respect to acts occurring thereafter and if an irrevocable judgment shall hold any claim invalid, **Licensee** shall not be relieved from making the reports hereunder under ARTICLE IV payable only because of such claim or any broader claim to which such irrevocable judgment shall be applicable, and from the performance of any other acts required by this agreement only because of any such claims.

ARTICLE VIII - Termination or Conversion to Non-Exclusive License

1. **Termination by Licensee. Option of Licensee: Licensee** may terminate the license granted by this agreement, provided **Licensee** shall not be in default hereunder and has paid the one time **License Fee** in full, by giving **Licensor** ninety (90) days notice to its intention to do so. If such notice shall be given, then upon the expiration of such ninety (90) days the termination shall become effective; but such termination shall not operate to relieve **Licensee** from its obligation to pay any amount due or to satisfy any other obligations, accrued hereunder prior to the date of such termination. In the event of termination, the **License Rights** and any and all sub-licenses shall revert to **Licensor.**

2. **Effect of termination. Termination** of this agreement shall not in any way operate to impair or destroy any of **Licensee**'s or **Licensor**'s right or remedies, either at law or in equity, or to relieve **Licensee** of any of its obligations to make **Payments** or to comply with any other of the obligations hereunder, accrued prior to the effective date of termination, and all sub-licenses granted to sublicensee's are automatically assigned to **Licensor**. In the event of **Licensee's** default under subparagraphs e. and f. above and the company is able to continue in business the **Exclusive License** shall terminate, but **Licensee** shall have an **Non-Exclusive License** to market and sell the ACUPAD products, to the extent that they do not conflict with with rights of sublicensee's.

4. **Effect of delay, etc. Failure** or delay by **Licensor** to exercise its rights of termination hereunder by reason of any default by **Licensee** in carrying out any obligation imposed upon it by this agreement shall not operate to prejudice **Licensor**'s right of termination for any other subsequent default by **Licensee.**

5. **Option of Licensee to convert to non-exclusive license. Licensee** shall have the right to convert this License to a non exclusive license subject to the same terms and conditions as for the **Exclusive License**, without right to sublicense, subject to **Payments** as required under **ARTICLE III,** Paragraphs 3, 4, and 5.

ARTICLE IX – Term

Unless previously terminated as hereinbefore provided, the term of this Agreement shall be from and after the date hereof in perpetuity.

ARTICLE X - Litigation

1. **Initiation**. In the event that **Licensor** advises **Licensee** in writing of a substantial infringement of the Trade Mark, Trade Name or Patent included in the **Licensed Rights**, **Licensee** may, but is not obligated to, bring suit or suits through attorneys of **Licensee**'s selection with respect to such infringement.

2. **Expenses and proceeds of litigation**. Where a suit or suits have been brought by **Licensee, Licensee** shall maintain the litigation at its own expense and shall keep any judgments and awards arising from these suits expecting that portion of the judgments attributable to the infringer shall be divided equally between **Licensor** and **Licensee** after deducting any and all expenses of such suits; provided, however, **Licensor** shall not be entitled to receive more under this provision than if the infringer had been licensed by **Licensee**.

3. **Licensor's right to sue.** If **Licensee** shall fail to commence suit on an infringement hereunder within one (1) year after the receipt of **Licensor**'s written request to do so, **Licensor** in protection of its reversionary rights shall have the right to bring and prosecute such suits at its cost and expense through attorneys of its selection, in its own name, and all sums received or recovered by **Licensor** in or by reason of such suits shall be retained by **Licensor**; provided, however, no more than one lawsuit at a time shall commence in any such country.

ARTICLE XI - Notices, Assignees

1. **Notices**. Notices required hereunder shall be deemed properly given if duly sent by first class mail and addressed to the parties at the addresses set forth above. The parties hereto will keep each other advised of address changes. All **Payments** are to be made by wire to the **Licensor's** designated bank and wiring instructions.

2. **Assignees, etc.** This Agreement shall be binding upon and shall inure to the benefit of the assigns of **Licensor** and **Licensee** and upon and to the benefit of their successors.

ARTICLE XII - Miscellaneous

1. **This agreement** is executed and delivered in the Netherlands and shall be constructed in accordance with the laws of the Isle Of Man.

2. **No other understanding**. This agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges all prior discussions between them.

3. **No representations** or warranties regarding the Trade Marks, Trade Names and Patents of third parties are made in this agreement. No representations or warranty is made by **Licensor** that the **Licensed Rights** to sale, market, distribute, lease or sublicense under the **Exclusive License** granted herein is or will be free of claims of infringement of rights of any other person or persons.

4. **Indemnity**. **Licensee** shall indemnify, hold harmless, and defend **Licensor** and its trustees, officers, employees and agents against any and all allegations and actions for death, illness, personal injury, property damage, and improper business practices arising out of the use of the **Licensed Rights**.

5. **Confidentiality**. The parties agree to maintain discussions and proprietary information revealed pursuant to this agreement in confidence, to disclose them only to persons within their respective organizations having a need to know, and to furnish assurances to the other party that such persons understand this duty on confidentiality.

6. **Disclaimer of Warranty**. **Licensed Rights** are provided WITHOUT WARRANTY OR REPRESENTATIONS OF ANY SORT, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OF NON-INFRINGEMENT. **Licensor** makes no representations and provides no warranty that the use of the **Licensed Rights** will not infringe any proprietary rights of third parties.

7. That this **License** is to be interpreted in accordance with the laws of the Isle of Manand is considered to have been entered into in the city of Douglas, Isle of Mann and is subject to the courts in the Isle of Man.

In witness whereof, the parties hereto have caused this agreement to be executed by their duly authorized representatives on this 22nd day of September, 2013.

Licensor: Tensleep Trust
by: R Tucker & Associates, Inc., Trustee

Name: Ronald S Tucker

Ronald S Tucker, Rep

Licensee: RX Healthcare Systems, Ltd.

Name: Leticia I. Tucker

Leticia I. Tucker, V.P. & Director

WARRANT AGREEMENT
for "Series A Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 2,000,000 Series A Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.10 per each share for 2,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.
"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its

authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 24 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the

same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same

has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to

the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by

the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of

Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the

Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by

this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

WARRANT AGREEMENT
for "Series B Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 2,000,000 Series B Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.20 per each share for 2,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders. "Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its

authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 36 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the

same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same

has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to

the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by

the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of

Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the

Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by

this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

WARRANT AGREEMENT
for "Series C Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 2,000,000 Series C Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.30 per each share for 2,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders. "Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its

authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 48 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the

same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same

has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to

the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by

the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of

Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the

Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by

this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

Ronald S. Tucker

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

WARRANT AGREEMENT
for "Series D Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 2,000,000 Series D Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.40 per each share for 2,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.
"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its

authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 60 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the

same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same

has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to

the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by

the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of

Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the

Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by

this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

LAW OFFICES
WIEZOREK & PAYNE
5305 EAST SECOND ST., SUITE 204
LONG BEACH, CALIFORNIA 90803
T (562) 433-0386 F (562) 433-8926

Anthony F. Wiezorek,
A Professional Corporation

Geoffrey S. Payne,
A Professional Corporation

August 25, 2014

Board of Directors
RX Healthcare Systems,, Ltd.
1623 Tradewinds Lane
Newport Beach, California 92660

Re: Opinion Letter for Offering 20,000 investment Units by RX Healthcare Systems, Ltd,

Gentlemen:

You have requested an opinion concerning certain matters of corporate law in connection with the subscription and offering (collectively the "Offering") by RX Healthcare Systems, Ltd., a Colorado corporation ("Company") of up to 20,000 investment units ('Units"). Each Unit consists of one hundred shares of common stock, no par value per share ('Common Stock"), and one hundred Series A Warrants, one hundred Series B Warrants, one hundred Series C Warrants, and one hundred Series D Warrants to purchase two shares of Common Stock per warrant (collectively the "Warrants").

In connection with your request for an opinion, you have provided to me, and I have reviewed, the Company's Articles of Incorporation, Amended Articles of Incorporation, Bylaws, the Offering Statement filed to be filed with the Securities and Exchange Commission in connection with the Offering ("Offering Statement"), including the offering circular constituting a part thereof ("Offering Circular"), resolutions of the Board of Directors of the Company concerning, *inter alia*, the organization of the Company, the Offering, and the form of stock certificate approved by the Board to represent shares of Common Stock.

I understand that the Company will offer the Units for cash and non-cash consideration which includes but is not limited to cancellation of indebtedness and/or other assets of ascertainable value. In this regard, I have assumed, for purposes of rendering the opinion set forth below, that (a) the fair value of the non-cash consideration will be established by a bona fide sales of that non-cash consideration made within a reasonable time; or (b) in the absence of bona fide sale of non-cash consideration, the fair value of the non-cash consideration will be as determined by an accepted standard which must be reasonable at the time the non-cash consideration is given.

Your attention is called to the fact that the opinions expressed herein are limited in all respects to matters of general corporate law. I express no opinion concerning the requirements of any other law, rule or regulation, state or federal, applicable to the Company, or the Offering.

Based upon and subject to the foregoing, it is my opinion that:

1. The Company has been duly organized and is validly existing in good standing as a corporation under the laws of the State of Colorado, with the corporate power and authority to own its property and conduct its business as now conducted as described in the Articles of Incorporation.

2. The number of Units to be sold in the Offering, the Common Stock, and the Warrants to be issued in the Offering (including the shares underlying the Warrants) will be duly authorized and, when sold and paid for in accordance with the terms set forth in the Offering Circular; when the certificates representing such shares in the form provided are duly and properly issued, they will be validly issued, fully paid, and non-assessable, with no personal liability for the payment of the Company's debts arising solely by virtue of the ownership thereof; such issuance and sale will not be in violation of or subject to any preemptive rights provided for by general corporate law or by the Articles of Incorporation.

Very truly yours,

WIEZOREK & PAYNE

Anthony F. Wiezorek

ANTHONY F. WIEZOREK

AFW:le